iClick Interactive Asia Group Limited

(an exempted company incorporated with limited liability under the laws of the Cayman Islands)

8,500,001 American Depositary Shares

Representing

4,250,000.5 Class A Ordinary Shares

UNDERWRITING AGREEMENT

Dated:  September 2, 2020

EXECUTION VERSION

iClick Interactive Asia Group Limited

(an exempted company incorporated with limited liability under the laws of the Cayman Islands)

8,500,001 American Depositary Shares

Representing

4,250,000.5 Class A Ordinary Shares

(par value US$0.001 per share)

UNDERWRITING AGREEMENT

September 2, 2020

BofA Securities, Inc.

as Representative of the several Underwriters

c/o	BofA Securities, Inc.

One Bryant Park
New York, New York  10036

Ladies and Gentlemen:

iClick Interactive Asia Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), and the person listed in Schedule B hereto (the “Selling Shareholder”), confirm their respective agreements with BofA Securities, Inc. (“BofAS”) and each of the other underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 10 hereof), for whom BofAS and is acting as representative (in such capacity, the “Representative”), with respect to (i) the sale by the Company and the Selling Shareholder, acting severally and not jointly, and the purchase by the Underwriters, acting severally and not jointly, of the respective numbers of American Depositary Shares of the Company (“ADSs”), each representing one-half of a Class A ordinary share of the Company, par value US$0.001 per share, (“Ordinary Shares”) set forth in Schedules A and B hereto and (ii) the grant by the Company to the Underwriters, acting severally and not jointly, of the option described in Section 2(b) hereof to purchase all or any part of 1,275,000 additional ADSs.  The aforesaid 8,500,001 ADSs (the “Initial Securities”) to be purchased by the Underwriters and all or any part of the 1,275,000 ADSs subject to the option described in Section 2(b) hereof (the “Option Securities”) are herein called, collectively, the “Securities.” The Ordinary Shares to be represented by the Securities are hereinafter called the “Shares.”

The Shares to be represented by ADSs are or will be deposited pursuant to a deposit agreement, dated as of December 21, 2017, by and among the Company, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and holders and beneficial holders from time to time of the ADSs (the “Deposit Agreement”). Each ADS will initially represent the right to receive one-half of a Class A Ordinary Share deposited pursuant to the Deposit Agreement.

The Company and the Selling Shareholder understand that the Underwriters propose to make a public offering of the Securities as soon as the Representative deems advisable after this Agreement has been executed and delivered.

The Company has prepared and filed with the Securities and Exchange Commission (the “Commission”) a shelf registration statement on Form F-3 (File No. 333-232435) covering the public offering and sale of certain securities, including the Securities, under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder (the “1933 Act Regulations”), which shelf registration statement has been declared effective by the Commission. Such registration statement, as of any time, means such registration statement as amended by any post-effective amendments thereto to such time, including the exhibits and any schedules thereto at such time, the documents incorporated or deemed to be incorporated by reference therein at such time pursuant to Item 6 of Form F-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to Rule 430B under the 1933 Act Regulations (“Rule 430B”), is referred to herein as the “Registration Statement;” provided, however, that the “Registration Statement” without reference to a time means such registration statement as amended by any post-effective amendments thereto as of the time of the first contract of sale for the Securities, which time shall be considered the “new effective date” of such registration statement with respect to the Securities within the meaning of paragraph (f)(2) of Rule 430B, including the exhibits and schedules thereto as of such time, the documents incorporated or deemed incorporated by reference therein at such time pursuant to Item 6 of Form F-3 under the 1933 Act and the documents otherwise deemed to be a part thereof as of such time pursuant to Rule 430B.  Any registration statement filed pursuant to Rule 462(b) of the 1933 Act Regulations is herein called the “Rule 462(b) Registration Statement” and, after such filing, the term “Registration Statement” shall include the Rule 462(b) Registration Statement. Each preliminary prospectus and the related base prospectus used in connection with the offering of the Securities, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act, are collectively referred to herein as a “preliminary prospectus.”  Promptly after execution and delivery of this Agreement, the Company will prepare and file a final prospectus relating to the Securities in accordance with the provisions of Rule 424(b) under the 1933 Act Regulations (“Rule 424(b)”).  The final prospectus and the related base prospectus, in the form first furnished or made available to the Underwriters for use in connection with the offering of the Securities, including the documents incorporated or deemed to be incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act, are collectively referred to herein as the “Prospectus.”

The Company has also filed with the Commission a registration statement on Form F-6 (File No. 333-221860) covering the registration of the ADSs under the 1933 Act (at any particular time, such registration statement, in the form then on file with the Commission, including all exhibits thereto, shall be referred to as the “ADS Registration Statement”). The Company has also filed a registration statement on Form 8-A (File No. 001-38313) to register the Securities and the Shares in accordance with Section 12(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (collectively, the “1934 Act”) (at any particular time, such registration statement, in the form then on file with the Commission, including all exhibits thereto, shall be referred to as the “1934 Act Registration Statement”).

For purposes of this Agreement, all references to the Registration Statement, the ADS Registration Statement, the 1934 Act Registration Statement, any preliminary prospectus, the Prospectus or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (or any successor system) (“EDGAR”).

As used in this Agreement:

“Applicable Time” means 6:00 p.m., New York City time, on September 2, 2020 or such other time as agreed by the Company and BofAS.

“General Disclosure Package” means any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent preliminary prospectus (including the base prospectus and any documents incorporated therein by reference) that is distributed to investors prior to the Applicable Time and the information included on Schedule C-1 hereto, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 under the 1933 Act Regulations (“Rule 405”)) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a “bona fide electronic road show,” as defined in Rule 433), as evidenced by its being specified in Schedule C-2 hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

“Testing-the-Waters Communication” means any oral or written communication with potential investors undertaken in reliance on Section 5(d) or Rule 163B of the 1933 Act.

“Written Testing-the-Waters Communication” means any Testing-the-Waters Communication that is a written communication within the meaning of Rule 405 under the 1933 Act Regulations.

All references in this Agreement to financial statements and schedules and other information which are “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed incorporated by reference in the Registration Statement, any preliminary prospectus or the Prospectus, as the case may be, prior to the execution and delivery of this Agreement; and all references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to include the filing of any document under the 1934 Act, incorporated or deemed to be incorporated by reference in the Registration Statement, such preliminary prospectus or the Prospectus, as the case may be, at or after the execution and delivery of this Agreement.

SECTION 1.Representations and Warranties.

(a)Representations and Warranties by the Company.  The Company represents and warrants to each Underwriter as of the date hereof, the Applicable Time, the Closing Time (as defined below) and any Date of Delivery (as defined below), and agrees with each Underwriter, as follows:

(i)Effectiveness of Registration Statement. The Company meets the requirements for use of Form F-3 under the 1933 Act.  Each of the Registration Statement and any post-effective amendment thereto and the ADS Registration Statement has become effective under the 1933 Act; no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto or the ADS Registration Statement is in effect, no order preventing or suspending the use of any preliminary prospectus or the Prospectus and any amendment or supplement thereto has been issued and no proceedings for such purpose are pending before or threatened by the Commission. The Company has complied with each request (if any) from the Commission for additional information. The 1934 Registration Statement has become effective as provided in Section 12 of the 1934 Act.

(ii)Compliance with Securities Law. (a) Each of the Registration Statement and any post-effective amendment thereto and the ADS Registration Statement at the time of its effectiveness, each deemed effective date with respect to the Underwriters pursuant to Rule 430B(f)(2) under the 1933 Act Regulations, the Applicable Time, the Closing Time and any Date of Delivery, complied and, as amended or supplemented, if applicable, will comply in all material respects with the 1933 Act and 1933 Act Regulations, (b) each preliminary prospectus, the Prospectus and any amendment or supplement thereto, at the time each was filed with the Commission, and, in each case, at the Applicable Time, the Closing Time and any Date of Delivery complied and will comply in all material respects with the requirements of the 1933 Act and the 1933 Act Regulations and each preliminary prospectus and the Prospectus delivered to the Underwriters for use in connection with this offering was identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T, and (c) the documents incorporated or deemed to be incorporated by reference in the Registration Statement, the ADS Registration Statement, any preliminary prospectus and the Prospectus, when they became effective or at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act and the applicable rules and regulations of the Commission under the 1934 Act (the “1934 Act Regulations”).

(iii)Accurate Disclosure.  None of the Registration Statement, the ADS Registration Statement or any amendment thereto, at the time of its effectiveness, each deemed effective date with respect to the Underwriters pursuant to Rule 430B(f)(2) under the 1933 Act Regulations, on the date hereof, at the Closing Time or at any Date of Delivery, contained, contains or will contain an untrue statement of a material fact or omitted, omits or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.  Each preliminary prospectus, at the time of filing thereof, did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. At the Applicable Time, the Closing Time and any Date of Delivery, neither (A) the General Disclosure Package nor (B) any individual Issuer Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  Neither the Prospectus nor any amendment or supplement thereto, as of its issue date, at the time of any filing with the Commission pursuant to Rule 424(b), at the Closing Time or at any Date of Delivery, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The documents incorporated or deemed to be incorporated by reference in the Registration Statement, the ADS Registration Statement, the General Disclosure Package and the Prospectus, at the time the Registration Statement or the ADS Registration

Statement became effective or when such documents incorporated by reference were filed with the Commission, as the case may be, when read together with the other information in the Registration Statement, the ADS Registration Statement, the General Disclosure Package or the Prospectus, as the case may be, did not and will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) made in reliance upon and in conformity with written information furnished to the Company by any Underwriter through BofAS expressly for use therein.  For purposes of this Agreement, the only information so furnished shall be the information in the first paragraph under the heading “Underwriting–Commissions and Discounts,” the information in the second, third and fourth paragraphs under the heading “Underwriting–Price Stabilization and Short Positions” and the information under the heading “Underwriting–Electronic Distribution”  in each case contained in the Prospectus (collectively, the “Underwriter Information”).

(iv)Ineligible Issuer Status. At the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) of the 1933 Act Regulations) of the Securities and at the date hereof, the Company was not and is not an “ineligible issuer” as defined in Rule 405, without taking account of any determination by the Commission pursuant to Rule 405 that it is not necessary that the Company be considered an ineligible issuer.

(v)Issuer Free Writing Prospectus. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the 1933 Act has been, or will be, filed with the Commission in accordance with the requirements of the 1933 Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the 1933 Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the 1933 Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule C-2 hereto, and electronic road shows, if any, furnished to the Representative before first use, the Company has not prepared, used or referred to, and will not, without the prior consent of the Representative, prepare, use or refer to, any free writing prospectus. The Company has satisfied and agrees that it will satisfy the conditions in Rule 433 to avoid a requirement to file with the Commission any electronic road show. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, including any document incorporated by reference therein, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.

(vi)EGC Status and Testing-the-Waters Communication. (a) From the time of initial filing of the Registration Statement with the Commission (or, if earlier, the first date on which the Company engaged directly or through any person authorized to act on its behalf in any Testing-the-Waters Communication) through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the 1933 Act (an “Emerging Growth Company”). (b) The Company (A)  has not alone engaged in any Testing-the-Waters Communication other than Testing-the-Waters Communications with the consent of the Representative with entities that are qualified institutional buyers within the meaning of Rule 144A under the 1933 Act or institutions that are accredited investors within the meaning of Rule 501 under the 1933 Act, and (B) has not authorized anyone other than BofA Securities, Inc., China Renaissance Securities (Hong Kong) Limited, ICBC International Securities Limited and A.G.P./Alliance Global Partners to engage in Testing-the-Waters Communications. The Company reconfirms that BofA Securities, Inc., China Renaissance Securities (Hong Kong) Limited, ICBC International Securities Limited and A.G.P./Alliance Global Partners have been authorized to act on its behalf in undertaking Testing-the-Waters Communications. (c) The Company has not distributed any Written Testing-the-Waters Communications other than those listed on Schedule C-3 hereto. (d) At the Applicable Time and any Date of Delivery, no individual Written Testing-the-Waters Communications, when considered together with the General Disclosure Package, included, includes or will include an untrue statement of a material fact or omitted, omits or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(vii)Good Standing of the Company. The Company has been duly incorporated, is validly existing as an exempted company with limited liability in good standing under the laws of the Cayman Islands, has the corporate power and authority to own its property and to conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect. The currently effective memorandum and articles of association or other constitutive or organizational documents of the Company comply with the requirements of applicable Cayman Islands law and are in full force and effect. The ninth amended and restated memorandum and articles of association of the Company adopted on December 19, 2018, filed as Exhibit 1.1 to the Company’s Form 20-F on April 25, 2019, comply with the requirements of applicable Cayman Islands laws and is in full force and effect. Complete and correct copies of all constitutive documents of the Company and all amendments thereto have been delivered to the Representative; no change will be made to any such constitutive documents on or after the date of this Agreement through and including the Closing Time. A “Material Adverse Effect” means a material adverse change on (x) the condition (financial or otherwise), earnings, results of operations, business affairs or business prospects of the Company and its Subsidiaries and Affiliated Entities, taken as a whole, whether or not arising in the ordinary course of business or (y) the ability of the Company and its Subsidiaries and Affiliated Entities to carry out their obligations under this Agreement and the Deposit Agreement or consummate the transactions contemplated by the General Disclosure Package and the Prospectus.

(viii)Subsidiaries and Affiliated Entities. Each of the Company’s direct and indirect subsidiaries as defined under Rule 405 (each a “Subsidiary” and collectively, the “Subsidiaries”) has been identified on Schedule E-1 hereto, and each of the consolidated entities which the Company controls and through which the Company conducts its operations in the People’s Republic of China (“PRC”) by way of contractual arrangements (each an “Affiliated Entity” and collectively, the “Affiliated Entities”) has been identified on Schedule E-2 hereto. Each of the Subsidiaries and Affiliated Entities has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, and except as described in the General Disclosure Package and the Prospectus, has the corporate power and authority to own its property and to conduct its business as described in the General Disclosure Package and the Prospectus; all of the equity interests of each Subsidiary have been duly and validly authorized and issued, are owned directly or indirectly by the Company, are fully paid and non-assessable and, are free and clear of all liens, encumbrances, equities or claims; all of the equity interests in each Affiliated Entity have been duly and validly authorized and issued, are paid in accordance with its constitutive or organizational documents and non-assessable and are owned as described in the

General Disclosure Package and Prospectus, free and clear of all liens, encumbrances, equities or claims. None of the outstanding share capital or equity interest in any Subsidiary was issued in violation of preemptive or similar rights of any securityholder of such Subsidiary. All of the constitutive or organizational documents of each of the Subsidiaries and Affiliated Entities comply with the requirements of applicable laws of its jurisdiction of incorporation or organization and are in full force and effect. Apart from the Subsidiaries and Affiliated Entities which are listed in Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed with the Commission on April 30, 2020 (the “Annual Report”) and Optimal Power Limited, Dragon Force Global Limited and Full Lucky International Limited, the Company has no other direct or indirect Subsidiaries.

(ix)VIE Agreements and Ownership Structure.

(a)The description of the corporate structure of the Company and each of the contracts among the Subsidiaries, the shareholders of the Affiliated Entities and the Affiliated Entities, as the case may be (each a “VIE Agreement” and collectively the “VIE Agreements”), as set forth under the captions “Item 4 Information of the Company - C. Organizational Structure” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions - Contractual Arrangements with our Variable Interest Entity and its Shareholders” in the Company’s Annual Report, incorporated by reference in the Registration Statement, the preliminary prospectus, the General Disclosure Package and the Prospectus, and filed as Exhibits 10.3 through 10.7 to the Company’s Form F-1 filed with the Commission on October 20, 2017, incorporated by reference to the Company’s Annual Report, is true and accurate in all material respects. There is no other material agreement, contract or other document relating to the corporate structure or the operation of the Company together with its Subsidiaries and Affiliated Entities taken as a whole, which has not been previously disclosed or made available to the Underwriters and disclosed in the General Disclosure Package and the Prospectus.

(b)Each VIE Agreement has been duly authorized, executed and delivered by the parties thereto and constitutes a valid and legally binding obligation of the parties thereto, enforceable in accordance with its terms subject to the disclosure in the General Disclosure Package and the Prospectus. No consent, approval, authorization, or order of, or filing or registration with, any person (including any governmental agency or body or any court) is required for the performance of the obligations under any VIE Agreement by the parties thereto, except as already obtained or disclosed in the General Disclosure Package and the Prospectus; and no consent, approval, authorization, order, filing or registration that has been obtained is being withdrawn or revoked or is subject to any condition precedent which has not been fulfilled or performed. The corporate structure of the Company comply with all applicable laws and regulations of the PRC, and neither the corporate structure nor the VIE Agreements violate, breach, contravene or otherwise conflict with any applicable laws of the PRC subject to the disclosure in the General Disclosure Package and the Prospectus. There is no legal or governmental proceeding, inquiry or investigation pending against the Company, the Subsidiaries and Affiliated Entities or shareholders of the Affiliated Entities in any jurisdiction challenging the validity of any of the VIE Agreements, and to the best knowledge of the Company, no such proceeding, inquiry or investigation is threatened in any jurisdiction.

(c)The execution, delivery and performance of each VIE Agreement by the parties thereto do not and will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, or result in the imposition of any lien, encumbrance, equity or claim upon any property or assets of the Company or any of the Subsidiaries and Affiliated Entities pursuant to (A) the constitutive or organizational documents of the Company or any of the Subsidiaries and Affiliated Entities, (B) any statute, rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any of the Subsidiaries and Affiliated Entities or any of their properties, or any arbitration award, or (C) any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Company or any of the Subsidiaries and Affiliated Entities is a party or by which the Company or any of the Subsidiaries and Affiliated Entities is bound or to which any of the properties of the Company or any of the Subsidiaries and Affiliated Entities is subject. Each VIE Agreement is in full force and effect and none of the parties thereto is in breach or default in the performance of any of the terms or provisions of such VIE Agreement. None of the parties to any of the VIE Agreements has sent or received any communication regarding termination of, or intention not to renew, any of the VIE Agreements, and no such termination or non-renewal has been threatened by any of the parties thereto.

(d)The Company possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the Affiliated Entities, through its rights to authorize the shareholders of the Affiliated Entities to exercise their voting rights.

(x)Authorization of this Agreement. This Agreement has been duly authorized, executed and delivered by the Company.

(xi)Authorization of the Deposit Agreement. The Deposit Agreement has been duly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the Depositary, constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms. The description of this Agreement and the Deposit Agreement contained in each of the Registration Statement, the General Disclosure Package and the Prospectus is true and accurate in all material respects.

(xii)Due Authorization of Registration Statements. The Registration Statement, the preliminary prospectus, the Prospectus, any Issuer Free Writing Prospectus and the ADS Registration Statement and the filing of the Registration Statement, the Prospectus, any Issuer Free Writing Prospectus and the ADS Registration Statement with the Commission have been duly authorized by and on behalf of the Company, and the Registration Statement and the ADS Registration Statement have been duly executed pursuant to such authorization by and on behalf of the Company.

(xiii)Share Capital. The authorized share capital of the Company conforms as to legal matters to the description thereof contained in each of the Registration Statement, the General Disclosure Package and the Prospectus.

(xiv)Ordinary Shares. (i) The Ordinary Shares outstanding prior to the issuance of the Shares to be sold by the Company have been duly authorized and are validly issued, fully paid and non-assessable. As of the date hereof, the Company has authorized and outstanding capitalization as set forth in the sections of the General Disclosure Package and the Prospectus under the heading “Capitalization” and, as of the Closing Time, the Company shall have authorized and outstanding capitalization as set forth in the sections of the General Disclosure Package and the Prospectus under the headings “Capitalization.” (ii) Except as described in the General Disclosure Package and the Prospectus, there are (A) no outstanding securities issued by the Company convertible into or exchangeable for, rights, warrants or options to acquire from the Company, or obligations of the Company to issue, Ordinary Shares or Class B ordinary shares or any of the share capital of the Company, and (B) no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any share capital of, or any direct interest in, any of the Company’s Subsidiaries and Affiliated Entities.

(xv)ADSs. (i) The ADSs, when issued by the Depositary against the deposit of Shares in respect thereof in accordance with the provisions of the Deposit Agreement, will be duly authorized, validly issued and the persons in whose names such ADSs are registered will be entitled to the rights of registered holders of ADSs specified therein and in the Deposit Agreement and will be freely transferable by the Company to or for the account of the several Underwriters. (ii) Except as described in the General Disclosure Package and the Prospectus, there are no restrictions on subsequent transfers of the ADSs under the laws of the Cayman Islands, the PRC, Hong Kong or the United States.

(xvi)Shares. (i) The Shares that will represent the ADSs to be sold by the Company have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive rights, resale rights, rights of first refusal or similar rights. The Shares, when issued and delivered in accordance with the terms of this Agreement, may be freely deposited by the Company with the Depositary against issuance of ADSs, and will be free of any restriction upon the voting or transfer thereof pursuant to the Company’s constitutive documents or any agreement or other instrument to which the Company is a party. (ii) Except as described in the General Disclosure Package and the Prospectus, there are no restrictions on subsequent transfers of the Shares under the laws of the Cayman Islands, the PRC, Hong Kong or the United States.

(xvii)Accurate Disclosure. The statements in the General Disclosure Package and the Prospectus under the headings “Prospectus Supplement Summary,” “Our Company,” “Risk Factors,” “Enforceability of Civil Liabilities,” “Description of Share Capital,” “Description of American Depositary Shares,” “Taxation” and “Underwriting,” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such matters described therein in all material respects. The statements set forth in the Company’s Annual Report under the headings “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” and “Item 10. Additional Information—E. Taxation” and Exhibit 2.4 “Description of Securities”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are accurate and fair summaries of such legal matters, agreements, documents or proceedings and present the information required to be shown.

(xviii)Listing. The ADSs have been approved for listing on the NASDAQ Global Market if such approval is required by the NASDAQ Global Market.

(xix)Compliance with Law, Constitutive Documents and Contracts. Except as disclosed in the General Disclosure Package and the Prospectus, neither the Company nor any of the Subsidiaries and Affiliated Entities is (a) in breach or violation of any provision of law applicable to the Company and the Subsidiaries and Affiliated Entities taken as a whole (including, but not limited to, any applicable law concerning copyrights, information dissemination over the Internet and user privacy protection), (b) in breach or violation of its respective constitutive documents, or (c) in default under (nor has any event occurred which, with notice, lapse of time or both, would result in any breach or violation of, constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) any agreement or other instrument that is binding upon the Company or any of the Subsidiaries and Affiliated Entities, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any of the Subsidiaries and Affiliated Entities, except in the case of (a) and (c) above, for such violations or defaults that would not, singly or in the aggregate, result in a Material Adverse Effect.

(xx)Absence of Defaults and Conflicts Resulting from Transaction. The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the Deposit Agreement and in the Registration Statement, the General Disclosure Package and the Prospectus (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described therein under the caption “Use of Proceeds”) will not contravene (a) any provision of applicable law or the memorandum and articles of association or other constitutive documents of the Company, (b) (nor result in any event which, with notice, lapse of time or both, would result in any breach or violation of, constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) any agreement or other instrument binding upon the Company or any of the Subsidiaries and Affiliated Entities, (c) any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any of the Subsidiaries and Affiliated Entities or (d) Executive Order 13942 of August 6, 2020 (Addressing the Threat Posed by TikTok, and Taking Additional Steps To Address the National Emergency With Respect to the Information and Communications Technology and Services Supply Chain) or Executive Order 13943 of August 6, 2020 (Addressing the Threat Posed by WeChat, and Taking Additional Steps To Address the National Emergency With Respect to the Information and Communications Technology and Services Supply Chain) (collectively, the “Executive Orders”), except in the case of (b) above, for such contraventions that would not, singly or in the aggregate, result in a Material Adverse Effect; and no consent, approval, authorization or order of, or qualification with, any governmental body or agency (“Governmental Authority”) is required for the issue and sale of the Shares or the ADSs, for the deposit of the Shares being deposited with the Depositary against issuance of the ADSs to be delivered or for the performance by the Company of its obligations under this Agreement or the Deposit Agreement, except such as may be required by the securities or Blue Sky laws of the various states of the United States of America in connection with the offer and sale of the Shares or the ADSs.

(xxi)No Material Adverse Change in Business. Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, except as disclosed in the General Disclosure Package and the Prospectus, (i) there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or otherwise) or in the earnings, business affairs or business prospects of the Company and its Subsidiaries and Affiliated Entities, taken as a whole; (ii) there has been no purchase of its own outstanding share capital by the Company, no dividend or distribution of any kind declared, paid or made by the Company on any class of its share capital; (iii) there has been no adverse change in the share capital, short-term indebtedness, long-term indebtedness, net current assets or net assets of the Company and its subsidiaries; (iv) neither the Company nor any of its Subsidiaries and Affiliated Entities has (A) entered into or assumed any material transaction or agreement, (B) incurred, assumed or acquired any material liability or obligation, direct or contingent, (C) acquired or disposed of or agreed to acquire or dispose of any material business or any other material asset, or (D) agreed to take any of the foregoing actions; and (v) neither the Company nor any of its Subsidiaries and Affiliated Entities has sustained any material loss or interference with its business from fire, explosion, flood, typhoon, or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree.

(xxii)No Pending Proceedings. There are no legal or governmental proceedings pending or threatened (including any inquiries or investigations by any court or governmental agency or body, domestic or foreign) to which the Company, any of its Subsidiaries and Affiliated Entities or any of its executive officers, directors and key employees is a party or to which any of the properties of the Company or any of its Subsidiaries and Affiliated Entities is subject, which would, individually or in the aggregate, have a Material Adverse Effect.

(xxiii)Preliminary Prospectuses. Each preliminary prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the 1933 Act, complied when so filed in all material respects with the 1933 Act and the applicable rules and regulations of the Commission thereunder.

(xxiv)Investment Company Act. The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the General Disclosure Package and the Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.

(xxv)Environmental Laws. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its Subsidiaries and Affiliated Entities are in compliance with any and all applicable national, local and foreign statutes, laws, rules and regulations, ordinances, codes, policies or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment (including, for the avoidance of doubt, all applicable laws and regulations of the PRC), relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (ii) the Company and its Subsidiaries and Affiliated Entities have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, (iii) the Company and its Subsidiaries and Affiliated Entities are in compliance with all terms and conditions of any such permit, license or approval, (iv) there are no pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries or Affiliated Entities and (v) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Authority, against or affecting the Company or any of its Subsidiaries or Affiliated Entities relating to Hazardous Materials or any Environmental Laws.

(xxvi)Registration Rights; Lock-up Letters. Except as disclosed in the General Disclosure Package and the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the 1933 Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the 1933 Act (collectively, “registration rights”).

(xxvii)Foreign Corrupt Practices Act.  None of the Company, any of its Subsidiaries or Affiliated Entities or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries or Affiliated Entities is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates (including its Subsidiaries and Affiliated Entities) have conducted their businesses in compliance with the FCPA to the extent applicable and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xxviii)Anti-Money Laundering Laws.  The operations of the Company and its Subsidiaries and Affiliated Entities are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Anti-Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Authority involving the Company or any of its Subsidiaries or Affiliated Entities with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xxix)OFAC.  None of the Company, any of its Subsidiaries or Affiliated Entities or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or  representative of the Company or any of its Subsidiaries or Affiliated Entities is an individual or entity (“Person”) currently the subject or target of any  sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of comprehensive Sanctions; and the Company will not directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person that at the time of such funding is the subject of Sanctions, or in any country or territory, that, at the time of such funding, is the subject of  comprehensive Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(xxx)Liquidity and Capital Resources. The General Disclosure Package and the Prospectus fairly and accurately describe all material trends, demands, commitments, events, uncertainties and the potential effects thereof known to the Company, and that the Company believes would materially affect its liquidity and are reasonably likely to occur.

(xxxi)Title to Property. Each of the Company and its Subsidiaries and Affiliated Entities has good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries and Affiliated Entities, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries and Affiliated Entities; and any real property and buildings held under lease or sublease by the Company and its Subsidiaries and Affiliated Entities are held by them under valid, subsisting and enforceable leases or subleases with such exceptions as are not, singly or in the aggregate, material and do not interfere with the use made and proposed to be made of such property and building by the Company or any of its Subsidiaries or Affiliated Entities and neither the Company nor any of its Subsidiaries or Affiliated Entities has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any of its Subsidiaries or Affiliated Entities under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary or Affiliated Entity to the continued possession of the leased or subleased premises under any such lease or sublease.

(xxxii)Possession of Intellectual Property. (a) The Company and its Subsidiaries and Affiliated Entities own, possess, or can acquire on reasonable terms, all patent rights, inventions, copyrights, trademarks, trade names, logos, slogans, trade dress, design rights, Internet domain names, intellectual property rights in technology, software, licenses, approvals and know how (including trade secrets and other proprietary or confidential information) and other intellectual property and similar rights, including registrations and applications for registration and renewals thereof (collectively, “Intellectual Property Rights”) necessary for or material to the conduct of the business now conducted by them and as proposed to be conducted in the Registration Statement, the General Disclosure Package and the Prospectus, and the expected expiration of any such Intellectual Property Rights would not, individually or in the aggregate, have a Material Adverse Effect. (b) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) no third parties own or hold any right, title or interest in any of the Intellectual Property Rights owned by the Company or its Subsidiaries or Affiliated Entities; (ii) there is no infringement, misappropriation, or other violation by the Company or its Subsidiaries or Affiliated Entities of any Intellectual Property Rights of a third party, or by any third parties of any of the Intellectual Property Rights of the Company or its Subsidiaries or Affiliated Entities, nor has the Company, its Subsidiaries or Affiliated Entities received  written notice of any of the foregoing; (iii) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company’s or its Subsidiaries’ and Affiliated Entities’ rights in or to any of their Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (iv) there is no pending or threatened action, suit, proceeding or claim by others challenging the validity, enforceability or scope of any such Intellectual Property Rights, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (v) there is no pending or threatened action, suit, proceeding or claim by others that the Company or any of its Subsidiaries or Affiliated Entities, or by the Company, its Subsidiaries or Affiliated Entities that any third party, infringes, misappropriates or otherwise violates or conflicts with any Intellectual Property Rights or other proprietary rights and the Company is unaware of any other fact which would form a reasonable basis for any such claim; (vi) none of the Intellectual Property Rights used by the Company or its Subsidiaries and Affiliated Entities in their businesses has been obtained or is being used by the Company or its Subsidiaries or Affiliated Entities in violation of any contractual obligation binding on the Company or its Subsidiaries or Affiliated Entities; (vii) the Company, its Subsidiaries and Affiliated Entities have complied in all material respects with all terms of any license or other agreement relating to the Intellectual Property Rights used in their businesses and have not received any written notice alleging noncompliance or breach thereof; (viii) each of the Company, its Subsidiaries and Affiliated Entities has taken all necessary and appropriate steps to protect and preserve the confidentiality of the material trade secrets and other material confidential Intellectual Property Rights used in their businesses (“Confidential Information”); and (ix) (a) no  Confidential Information has been compromised, disclosed to or accessed by any third party except  pursuant to appropriate,  written non-disclosure and confidentiality agreements between the Company, its Subsidiaries or its Affiliated Entities and such third party.

All material Intellectual Property Rights owned by or exclusively licensed to the Company or any of its Subsidiaries or Affiliated Entities (such Intellectual Property Rights, the “Company Intellectual Property”) are valid, subsisting and enforceable. Except as would not, individually or in the aggregate, have a Material Adverse Effect, each person who is or was an employee or contractor of the Company or any of its Subsidiaries or Affiliated Entities and who is, was or is expected to be involved in the creation or development of any Intellectual Property Rights for or on behalf of the Company or such Subsidiaries or Affiliated Entities has executed a valid written agreement effectively assigning to the Company or any of its Subsidiaries or Affiliated Entities all of such person’s rights in and to such Intellectual Property Rights and no employee of the Company or any of its Subsidiaries or Affiliated Entities is in or has ever been in violation of any term of any agreement with or covenant to  a former employer where the basis of such violation relates to such employee’s employment with the Company or any of its Subsidiaries or Affiliated Entities or actions undertaken by the employee while employed with the Company or any of its Subsidiaries or Affiliated Entities. No university, military, educational institution, research center, Governmental Authority or other organization has funded, contributed to or sponsored research and development conducted in connection with the business of the Company or any of its Subsidiaries or Affiliated Entities that (i) has any claim of right to, ownership of or other lien on any Company Intellectual Property or (ii) would affect the proprietary nature of any Company Intellectual Property or restrict the ability of the Company or any of its Subsidiaries or Affiliated Entities to enforce, license or exclude others from using any Company Intellectual Property.  None of the software developed or owned by the Company or its Subsidiaries or Affiliated Entities is subject to any escrow obligation or any condition, obligation or other requirement that it be licensed pursuant to a free or open source software license or that the source code for such software be delivered, disclosed, licensed or otherwise made available to any other Person.

(xxxiii)Merger or Consolidation. Neither the Company nor any of its Subsidiaries or Affiliated Entities is a party to any effective memorandum of understanding, letter of intent, definitive agreement or any similar agreements with respect to a merger or consolidation or an acquisition or disposition of assets, technologies, business units or businesses which is required to be described in the Registration Statement, the General Disclosure Package and the Prospectus and which is not so described.

(xxxiv)Termination of Contracts. Neither the Company nor any of its Subsidiaries or Affiliated Entities has sent or received any communication regarding termination of, or intent not to renew, any of the material contracts or agreements referred to or described in, or incorporated by reference as an exhibit to, the General Disclosure Package and the Prospectus or filed as an exhibit to the Registration Statement, and no such termination or non-renewal has been threatened by the Company or any of its Subsidiaries or Affiliated Entities, or to the best knowledge of the Company after due inquiry, by any other party to any such contract or agreement.

(xxxv)Absence of Labor Dispute; Compliance with Labor Law. No labor dispute with the employees or third-party contractors of the Company or any of its Subsidiaries and Affiliated Entities which would result in a Material Adverse Effect exists, or, to the best knowledge of the Company, is imminent; and the Company is not aware of any existing, threatened or imminent labor disturbance by the employees of any of the principal suppliers, manufacturers or contractors of the Company and its Subsidiaries and Affiliated Entities that could have a Material Adverse Effect. The Company and its Subsidiaries and Affiliated Entities are and have been in all times in compliance with applicable labor laws and regulations in all material respects, and no governmental investigation or proceedings with respect to labor law compliance exists, or to the best knowledge of the Company, is imminent.

(xxxvi)Insurance. Except as disclosed in the General Disclosure Package and the Prospectus, each of the Company and its Subsidiaries and Affiliated Entities are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged, and all such insurance is in full force and effect; neither the Company nor any of its subsidiaries has been refused any insurance coverage sought or applied for; and neither the Company nor any of its Subsidiaries and Affiliated Entities has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain comparable coverage from similar insurers as may be necessary to conduct its business as now conducted and at a cost that would not have a Material Adverse Effect.

(xxxvii)Possession of Licenses and Permits. Except as disclosed in the General Disclosure Package and the Prospectus, each of the Company and its Subsidiaries and Affiliated Entities possesses all licenses, certificates, authorizations, declarations and permits issued by, and has made all necessary reports to and filings with, the appropriate national, local or foreign regulatory authorities having jurisdiction over the Company and each of its Subsidiaries and Affiliated Entities and their respective assets and properties, for the Company and each of its Subsidiaries and Affiliated Entities to conduct their respective businesses, except where the failure to possess, file or report would not singly or in the aggregate, result in a Material Adverse Effect; each of the Company and its Subsidiaries and Affiliated Entities is in compliance with the terms and conditions of all such licenses, certificates, authorizations and permits, except where the failure to so comply would not, singly or in the aggregate, result in a Material Adverse Effect; such licenses, certificates, authorizations and permits are valid and in full force and effect, and contain no burdensome restrictions or conditions not described in the General Disclosure Package or the Prospectus, except where such restrictions or conditions would not, singly or in the aggregate, result in a Material Adverse Effect; neither the Company nor any of its Subsidiaries and Affiliated Entities has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit; neither the Company nor any of its Subsidiaries has any reason to believe that any such license, certificate, authorization or permit will not be renewed in the ordinary course, except for failure to renew such license, certificate, authorization or permit would not, singly or in the aggregate, result in a Material Adverse Effect.

(xxxviii)Related Party Transactions. No material relationships or material transactions, direct or indirect that is required to be disclosed in the Registration Statement, exist between any of the Company or its Subsidiaries and Affiliated Entities on the one hand and their respective shareholders, affiliates, officers and directors or any affiliates or family members of such persons on the other hand, except as described in the General Disclosure Package and the Prospectus.

(xxxix)PFIC Status. Based on the Company’s current and expected income and assets and the market value of its ADSs, the Company does not expect to be a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, for its current taxable year or in the foreseeable future.

(xl)No Transaction or Other Taxes. Except as disclosed in the General Disclosure Package and the Prospectus, no transaction, stamp, capital, documentary, issuance, registration, transaction, transfer, withholding, income or other taxes or duties are payable by or on behalf of the Underwriters, or the Company, Subsidiaries or Affiliated Entities, in each case, to the government of the PRC, Hong Kong or Cayman Islands or any political subdivision or taxing authority thereof in connection with (i) the creation, allotment, issuance, sale and delivery of the Shares by the Company or the deposit of the Shares with the Depositary and the Custodian, as defined in the Deposit Agreement (the “Custodian”), the issuance of the ADSs by the Depositary, and the delivery of the ADSs to or for the account of the Underwriters, (ii) the purchase from the Company of the Shares and the initial sale and delivery of the ADSs representing the Shares to purchasers thereof by the Underwriters, or (iii) the execution, delivery, performance or enforcement of this Agreement or the Deposit Agreement; except that Cayman Islands and PRC stamp duty may be payable in the event that this Agreement or the Deposit Agreement is executed in or brought within the jurisdiction of the Cayman Islands or the PRC, as applicable.

(xli)Independent Accountants. PricewaterhouseCoopers, whose reports on the consolidated financial statements of the Company are included in or incorporated by reference into the Registration Statement, the General Disclosure Package and the Prospectus, are independent registered public accountants with respect to the Company as required by the 1933 Act, 1933 Act Regulations, 1934 Act and by the rules of the Public Company Accounting Oversight Board.

(xlii)Financial Statements. The financial statements included in or incorporated by reference into the Registration Statement, the General Disclosure Package and the Prospectus, together with the related notes and schedules thereto, present fairly the consolidated financial position of the Company and the Subsidiaries and Affiliated Entities as of the dates indicated and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company for the periods specified and have been prepared in compliance as to form in all material respects with the applicable accounting requirements of the 1933 Act and the related rules and regulations adopted by the Commission and in conformity with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved. The other financial data of the Company and its Subsidiaries and Affiliated Entities contained in the Registration Statement, the General Disclosure Package and the Prospectus are accurately and fairly presented and prepared on a basis consistent with the financial statements and books and records of the Company, and all disclosures regarding “Non-GAAP financial measures” (as such term is defined in the rules and regulations of the Commission) comply to the extent applicable with Regulation G of the 1934 Act and Item 10 of Regulation S-K of the 1933 Act; there are no financial statements (historical or pro forma) that are required to be included, or incorporated by reference, in the Registration Statement, the General Disclosure Package or the Prospectus that are not included as required; and the Company and the Subsidiaries and Affiliated Entities do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations) not described in the Registration Statement, the General Disclosure Package and the Prospectus. The interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(xliii)Critical Accounting Policies. The section entitled “Item 5. Operating and Financial Review and Prospects—A. Operating Results” in the Annual Report accurately and fairly describes (i) the accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and that require management’s most difficult subjective or complex judgment; (ii) the material judgments and uncertainties affecting the application of critical accounting policies and estimates; (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof; (iv) all material trends, demands, commitments and events known to the

Company, and uncertainties, and the potential effects thereof, that the Company believes would materially affect its liquidity and are reasonably likely to occur; and (v) all material off-balance sheet commitments and arrangements of the Company and its Subsidiaries and Affiliated Entities, if any. The Company’s directors and management have reviewed and agreed with the selection, application and disclosure of the Company’s critical accounting policies as described in the Registration Statement, the General Disclosure Package and the Prospectus and have consulted with its independent accountants with regards to such disclosure.

(xliv)Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications.

(xlv)Internal Controls. Except as otherwise disclosed in the General Disclosure Package and the Prospectus, the Company maintains a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function and legal and regulatory compliance controls (collectively, “Internal Controls”) that comply with all applicable laws and regulations including without limitation the 1933 Act, the 1934 Act, the Sarbanes-Oxley Act, the rules and regulations of the Commission, the rules of the NASDAQ Global Market and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) the interactive data in eXtensible Business Reporting Language incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus fairly presents the information called for in all material respects and is prepared in accordance with the Commission’s rules and guidelines applicable thereto. The Internal Controls are overseen by the Audit Committee (the “Audit Committee”) of the Board of Directors (“Board”) in accordance with the rules of the NASDAQ Global Market. The Company and each of its Subsidiaries and Affiliated Entities maintain effective “internal control over financial reporting” (as defined under Rule 13a-15 and 15d-15 under the 1934 Act Regulations) and an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15 and Rule 15d-15 under the 1934 Act Regulations) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure. Except as disclosed in the General Disclosure Package and the Prospectus, (1) there has been no material weakness in the Company’s internal control over financial reporting (whether or not remediated), (2) there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting, and (3) the Company has not publicly disclosed or reported to the Audit Committee or the Board, and within the next 135 days the Company does not reasonably expect to publicly disclose or report to the Audit Committee or the Board, a significant deficiency, material weakness, change in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls (each, an “Internal Control Event”), any violation of, or failure to comply with, such laws and regulations, or any matter which, if determined adversely, would have a Material Adverse

Effect. Each of the Company’s independent directors meets the criteria for “independence” under the Sarbanes-Oxley Act, the rules and regulations of the Commission and the rules of NASDAQ Global Market.

(xlvi)Absence of Accounting Issues. The Company has not received any notice, oral or written, from the Board stating that it is reviewing or investigating, and the Company’s independent auditors have not recommended that the Board review or investigate, (i) adding to, deleting, changing the application of, or changing the Company’s disclosure with respect to, any of the Company’s material accounting policies; (ii) any matter which could result in a restatement of the Company’s financial statements for any annual or interim period during the current or prior three fiscal years; or (iii) any Internal Control Event.

(xlvii)Third-party Data. Any statistical data included in the Registration Statement, the General Disclosure Package or Prospectus are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate, and such data agree with the sources from which they are derived, and the Company is not required to obtain written consents for the inclusion of such data.

(xlviii)Registration Statement Exhibits. There are no legal or governmental proceedings or contracts or other documents required to be described in the Registration Statement, the ADS Registration Statement, the 1934 Act Registration Statement, the General Disclosure Package or the Prospectus or, in the case of documents, to be filed as exhibits to the Registration Statement, that are not described and filed as required.

(xlix)No Unapproved Marketing Documents. The Company has not distributed and, prior to the later to occur of any delivery date and completion of the distribution of the Shares, will not distribute any offering material in connection with the offering and sale of the Shares or the ADSs other than the preliminary prospectus, the Prospectus and any Issuer Free Writing Prospectus to which the Representative has consented to in accordance with this Agreement or as set forth on Schedule C-2 hereto.

(l)Payments of Dividends; Payments in Foreign Currency. Except as described in the General Disclosure Package and Prospectus, (i) none of the Company nor any of its Subsidiaries and Affiliated Entities is prohibited, directly or indirectly, from (A) paying any dividends or making any other distributions on its share capital, (B) making or repaying any loan or advance to the Company or any other Subsidiary or Affiliated Entity or (C) transferring any of its properties or assets to the Company or any other Subsidiary or Affiliated Entity; and (ii) all dividends and other distributions declared and payable upon the share capital of the Company or any of its Subsidiaries and Affiliated Entities (A) may be converted into United States dollars, that may be freely transferred out of such Person’s jurisdiction of incorporation, without the consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in such Person’s jurisdiction of incorporation or tax residence; and (B) are not and will not be subject to withholding, value added or other taxes under the currently effective laws and regulations of the PRC, Hong Kong and the Cayman Islands, without the necessity of obtaining any consents, approvals, authorizations, orders, registrations, clearances or qualifications of or with any court or governmental agency.

(li)Compliance with PRC Overseas Investment and Listing Regulations. Except as described in the General Disclosure Package and the Prospectus, each of the Company and its Subsidiaries and Affiliated Entities has complied, and has taken all reasonable steps to ensure compliance by each of its shareholders, directors and officers that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen with any applicable rules and regulations of the relevant PRC government agencies (including but not limited to the Ministry of Commerce, the National Development and Reform Commission, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (the “SAFE”)) relating to overseas investment by PRC residents and citizens (the “PRC Overseas Investment and Listing Regulations”), including, without limitation, requesting each such Person that is, or is directly or indirectly owned or controlled by, a PRC resident or citizen, to complete any registration and other procedures required under applicable PRC Overseas Investment and Listing Regulations (including any applicable rules and regulations of the SAFE).

(lii)M&A Rules. The Company is aware of and has been advised as to the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors and any official clarifications, guidance, interpretations or implementation rules in connection with or related thereto (the “PRC Mergers and Acquisitions Rules”) jointly promulgated by the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the State Tax Administration, the State Administration of Industry and Commerce, the CSRC and the State Administration of Foreign Exchange on August 8, 2006 and amended on June 22, 2009, including the provisions thereof which purport to require offshore special purpose entities formed for listing purposes and controlled directly or indirectly by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of their securities on an overseas stock exchange. The Company has received legal advice specifically with respect to the PRC Mergers and Acquisitions Rules from its PRC counsel, and the Company understands such legal advice. In addition, the Company has communicated such legal advice in full to each of its directors that signed the Registration Statement and each such director has confirmed that he or she understands such legal advice. The issuance and sale of the Shares and the ADSs, the listing and trading of the ADSs on NASDAQ Global Market and the consummation of the transactions contemplated by this Agreement and the Deposit Agreement (i) are not and will not be, as of the date hereof or at the Closing Time or any Date of Delivery, as the case may be, adversely affected by the PRC Mergers and Acquisitions Rules and (ii) do not require the prior approval of the CSRC.

(liii)Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the 1933 Act.

(liv)Absence of Manipulation. None of the Company, the Subsidiaries and Affiliated Entities or any of their respective directors, officers, to the best knowledge of the Company, affiliates or controlling persons acting on their behalf has taken, or will take, directly or indirectly, any action which was designed to cause or result in, or that has constituted or which might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares and the ADSs or to result in a violation of Regulation M under the 1934 Act.

(lv)No Sale, Issuance and Distribution of Shares. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company has not sold, issued or distributed any Ordinary Shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or S of, the 1933 Act, other than shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.

(lvi)No Immunity. None of the Company, the Subsidiaries and Affiliated Entities or any of their respective properties, assets or revenues has any right of immunity, under the laws of the Cayman Islands, Hong Kong, the PRC or the State of New York, from any legal action, suit or proceeding, the giving of any relief in any such legal action, suit or proceeding, set-off or counterclaim, the jurisdiction of any Cayman Islands, Hong Kong, PRC, New York or United States federal court, service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or the Deposit Agreement; and, to the extent that the Company, any of the Subsidiaries and Affiliated Entities or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Company and the Subsidiaries and Affiliated Entities waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 17 of this Agreement and Section 20 of the Deposit Agreement.

(lvii)Validity of Choice of Law. The choice of the laws of the State of New York as the governing law of this Agreement and the Deposit Agreement is a valid choice of law under the laws of the Cayman Islands, Hong Kong and the PRC and will be honored by courts in the Cayman Islands, Hong Kong and to the extent permitted under the PRC civil law and rules of civil procedures, will be honored by the courts in the PRC. The Company has the power to submit, and pursuant to Section 17 of this Agreement and Section 20 of the Deposit Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York State and United States Federal court sitting in The City of New York (each, a “New York Court”) and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court; and the Company has the power to designate, appoint and empower, and pursuant to Section 17 of this Agreement and Section 20 of the Deposit Agreement, has legally, validly, effectively and irrevocably designated, appointed and empowered, an authorized agent for service of process in any action arising out of or relating to this Agreement, the Deposit Agreement, any preliminary prospectus, the General Disclosure Package, the Prospectus, the Registration Statement, the ADS Registration Statement or the offering of the Shares or the ADSs in any New York Court, and service of process permitted by applicable laws effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 17 hereof and Section 20 of the Deposit Agreement.

(lviii)Enforceability of Judgment. Each of this Agreement and the Deposit Agreement is in proper form under the laws of the Cayman Islands or the PRC for the enforcement thereof against the Company, and to ensure the legality of evidence in the Cayman Islands and the PRC of this Agreement and the Deposit Agreement. Any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement or the Deposit Agreement and any instruments or agreements entered into for the consummation of the transactions contemplated herein and therein would be declared enforceable against the Company, without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon, by the courts of the Cayman Islands and the PRC, provided that (i) with respect to courts of the Cayman Islands, such judgment (A) is given by a foreign court of competent jurisdiction, (B) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (C) is not in respect of taxes, or a fine or penalty in connection therewith, and (D) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, and (ii) with respect to courts of the PRC, (A) adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard, (B) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the PRC, (C) such judgments were not obtained by fraudulent means and do not conflict with any other valid judgment in the same matter between the same parties, (D) an action between the same parties in the same matter is not pending in any PRC court at the time the lawsuit is instituted in a foreign court and (E) is duly recognized by appropriate PRC courts in accordance with the PRC civil procedure laws and regulations. The Company is not aware of any reason why the enforcement in the Cayman Islands or the PRC of such a New York Court judgment would be, as of the date hereof, contrary to public policy of the Cayman Islands or PRC.

(lix)No Finder’s Fee. There are no contracts, agreements or understandings between the Company or its Subsidiaries and Affiliated Entities and any person that would give rise to a valid claim against the Company or its Subsidiaries and Affiliated Entities or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this offering, or any other arrangements, agreements, understandings, payments or issuance with respect to the Company and its Subsidiaries and Affiliated Entities or any of their respective officers, directors, shareholders or, to the Company’s best knowledge, partners, employees or affiliates that may affect the Underwriters’ compensation as determined by the Financial Industry Regulatory Authority (“FINRA”).

(lx)No Broker-Dealer Affiliation. There are no affiliations or associations between (i) any participating member of FINRA as defined under FINRA Rule 5110 and (ii) the Company or any of its Subsidiaries and Affiliated Entities or any of their respective officers, directors or, to the best knowledge of the Company, 5% or greater security holders or, to the best knowledge of the Company, any beneficial owner of the Company’s unregistered equity securities that were acquired at any time on or after the 180th day immediately preceding the date that the Registration Statement was initially filed with the Commission.

(lxi)Tax Filings. (i) The Company and each of its Subsidiaries and the Affiliated Entities have filed all national, local and foreign tax returns required to be filed through the date of this Agreement or have requested extensions thereof and have paid all taxes required to be paid, except as would not, individually or in the aggregate, have a Material Adverse Effect; no tax deficiency has been determined adversely to the Company or any of its Subsidiaries or the Affiliated Entities which has had (nor does the Company nor any of its Subsidiaries nor the Affiliated Entities have any notice or knowledge of any tax deficiency which could reasonably be expected to be determined adversely to the Company or its Subsidiaries or the Affiliated Entities and which could reasonably be expected to have), individually or in the aggregate, a Material Adverse Effect. (ii) All local and national PRC governmental tax holidays, exemptions, waivers, financial subsidies, and other local and national PRC tax relief, concessions and preferential treatment enjoyed by the Company or any of the Subsidiaries and Affiliated Entities as described in the Registration Statement, the General Disclosure Package and the Prospectus are valid and enforceable and do not violate any laws, regulations, rules, orders, decrees, guidelines, judicial interpretations, notices or other legislation of the PRC.

(lxii)Forward-Looking Statements. Each financial or operational projection or other “forward-looking statement” (as defined by Section 27A of the 1933 Act or Section 21E of the 1934 Act) contained in the Registration Statement, the General Disclosure Package or the Prospectus (i) was so included by the Company in good faith and with reasonable basis after due consideration by the Company of the underlying assumptions, estimates and other applicable facts and circumstances and (ii) is accompanied by meaningful cautionary statements identifying those factors that could cause actual results to differ materially from those in such forward-looking statement.

(lxiii)Lending Relationship.  Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, the Company (i) does not have any material lending or other relationship with any bank or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of any Underwriter.

(lxiv)Information Technology, Cybersecurity and Data Protection.  (a) There has been no security breach or incident, unauthorized access or disclosure, or other compromise of or relating to the Company’s or its Subsidiaries’ or Affiliated Entities’ information technology and computer systems, networks, hardware, software, data and databases (including personally identifiable information as required by any applicable laws and the data and information of their respective customers, employees, suppliers, vendors and any third party data maintained, processed or stored by the Company or its Subsidiaries or Affiliated Entities, and any such data processed or stored by third parties on behalf of the Company or its Subsidiaries or Affiliated Entities), equipment or technology (collectively, “IT Systems and Data”) except as would not, individually or in the aggregate, have a Material Adverse Effect; (b) neither the Company nor its Subsidiaries or Affiliated Entities have been notified of, nor have any knowledge of any event or condition that could result in, any security breach or incident, unauthorized access or disclosure of or other compromise to their IT Systems and Data; and (c) the Company and its Subsidiaries and Affiliated Entities have implemented appropriate controls, policies, procedures, and technological safeguards to maintain and protect the integrity, continuous operation, redundancy, disaster recovery and security of their IT Systems and Data consistent with industry standards and practices, or as required by applicable data protection laws and regulatory standards.    The Company and its Subsidiaries and Affiliated Entities are presently in compliance in all material respects with all applicable laws and statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data, including the collection, use, transfer, processing, disposal, disclosure, handling, storage and analysis of personally identifiable information, consumer information and other confidential information of the Company, its Subsidiaries and Affiliated Entities and any third parties in their possession (“Sensitive Company Data”), and to the protection of such IT Systems and Data and Sensitive Company Data from unauthorized use, access, misappropriation or modification.  The Company and its Subsidiaries and Affiliated Entities have taken all reasonable steps necessary to (i) maintain the confidentiality of the Sensitive Company Data and (ii) maintain and protect the integrity, continuous operation, redundancy and security of the IT Systems and Data.  The Company and its Subsidiaries and Affiliated Entities have not received any notice, claim, complaint, demand or letter from any Person or Governmental Authority in respect of their businesses under applicable data protection laws and regulations and industry standards regarding misuse, loss, unauthorized destruction or unauthorized disclosure of any Sensitive Company Data.  There has been no unauthorized or illegal use of or access to any Sensitive Company Data by any third party.  The Company and its Subsidiaries and Affiliated Entities have not been required to notify any individual or data protection authority of any information security breach, compromise or incident involving Sensitive Company Data and are not the subject of any inquiry or investigation by any Governmental Authority or data protection authority regarding any of the foregoing.

(lxv)No Rated Debt Securities. None of the Company, its Subsidiaries or its Affiliated Entities have any debt securities or preferred stock that are rated by any “nationally recognized statistical rating agency” (as defined in Section 3(a)(62) of the 1934 Act).

(b)Representations and Warranties by the Selling Shareholder.  The Selling Shareholder represents and warrants to each Underwriter as of the date hereof, as of the Applicable Time, as of the Closing Time and agrees with each Underwriter, as follows:

(i)Accurate Disclosure.  Neither the General Disclosure Package nor the Prospectus or any amendments or supplements thereto includes any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, provided that such representations and warranties set forth in this subsection (b)(i) apply only to statements or omissions made in reliance upon and in conformity with information relating to the Selling Shareholder furnished in writing by or on behalf of the Selling Shareholder expressly for use in the Registration Statement, the General Disclosure Package, the Prospectus or any other Issuer Free Writing Prospectus or any amendment or supplement thereto (the “Selling Shareholder Information”). For purposes of this Agreement, the only information so furnished shall be the name and address of the Selling Shareholder and number of ADSs and the underlying Shares owned or to be sold by the Selling Shareholder under the caption "Selling Shareholder" in the Registration Statement, the General Disclosure Package and the Prospectus. The Selling Shareholder is not prompted to sell the Securities to be sold by the Selling Shareholder hereunder by any information concerning the Company or any subsidiary of the Company which is not set forth in the General Disclosure Package or the Prospectus.

(ii)Authorization of this Agreement.  This Agreement has been duly authorized, executed and delivered by or on behalf of the Selling Shareholder.

(iii)Authorization of Power of Attorney.  The Power of Attorney, in the form heretofore furnished to the Representative (the “Power of Attorney”), has been duly authorized, executed and delivered by the Selling Shareholder and is the valid and binding agreement of the Selling Shareholder.

(iv)Noncontravention.  The execution and delivery of this Agreement and the Power of Attorney and the sale and delivery of the Securities by the Selling Shareholder to be sold by the Selling Shareholder or the deposit of the Selling Shareholder Shares with the Depositary, the issuance of the ADSs by the Depositary, and the delivery of the Securities to or for the account of the Underwriters, the purchase from the Selling Shareholder of the Securities and the initial sale and delivery of the ADSs representing the Shares to purchasers thereof by the Underwriters, and the consummation of the transactions contemplated herein and compliance by the Selling Shareholder with its obligations hereunder do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default under, or result in the creation or imposition of any tax, lien, charge or encumbrance upon the Securities to be sold by the Selling Shareholder or any property or assets of the Selling Shareholder pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, license, lease or other agreement or instrument to which the Selling Shareholder is a party or by which the Selling Shareholder may be bound, or to which any of the property or assets of the Selling Shareholder is subject, except for such conflict, breach, default or imposition that would not, singly or in the aggregate, result in a Selling Shareholder Material Adverse Effect; nor will such action result in any violation of (a) the provisions of the charter or by-laws or other organizational instrument of the Selling Shareholder, if applicable, or (b) any applicable treaty, law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Selling Shareholder or any of its properties, except in the case of (b) above, where such conflict, breach, violation, lien, charge or encumbrance would not, singly or in the aggregate, result in a Selling Shareholder Material Adverse Effect. A “Selling

Shareholder Material Adverse Effect” means a material adverse change on the ability of the Selling Shareholder to carry out its obligations under this Agreement or to consummate the Selling Shareholder transactions contemplated by the General Disclosure Package and the Prospectus

(v)

Valid Title.  The Selling Shareholder has, and at the Closing Time will have, valid title to the Securities to be sold by the Selling Shareholder free and clear of all security interests, claims, liens, equities or other encumbrances and the legal right and power, and all authorization and approval required by law, to enter into this Agreement and the Power of Attorney and to sell, transfer and deliver the Securities to be sold by such Selling Shareholder.

(vi)

Delivery of Securities.  Upon payment of the purchase price for the Securities to be sold by the Selling Shareholder pursuant to this Agreement, delivery of such Securities, as directed by the Underwriters, to Cede & Co. (“Cede”) or such other nominee as may be designated by The Depository Trust Company (“DTC”) (unless delivery of such Securities is unnecessary because such Securities are already in the possession of Cede or such other nominee), registration of such Securities in the name of Cede or such other nominee (unless delivery of such Securities is unnecessary because such Securities are already in the possession of Cede or such other nominee), and the crediting of such Securities on the books of DTC to securities accounts (within the meaning of Section 8-501(a) of the UCC) of the Underwriters (assuming that neither DTC nor any such Underwriter has notice of any “adverse claim,” within the meaning of Section 8-105 of the Uniform Commercial Code then in effect in the State of New York (“UCC”), to such Securities), (A) under Section 8-501 of the UCC, the Underwriters will acquire a valid “security entitlement” in respect of such Securities and (B) no action (whether framed in conversion, replevin, constructive trust, equitable lien, or other theory) based on any “adverse claim,” within the meaning of Section 8-102 of the UCC, to such Securities may be asserted against the Underwriters with respect to such security entitlement; for purposes of this representation, the Selling Shareholder may assume that when such payment, delivery (if necessary) and crediting occur, (I) such Securities will have been registered in the name of Cede or another nominee designated by DTC, in each case on the Depositary’s registry in accordance with the Deposit Agreement, (II) DTC will be registered as a “clearing corporation,” within the meaning of Section 8-102 of the UCC, (III) appropriate entries to the accounts of the several Underwriters on the records of DTC will have been made pursuant to the UCC, (IV) to the extent DTC, or any other securities intermediary which acts as “clearing corporation” with respect to the Securities, maintains any “financial asset” (as defined in Section 8-102(a)(9) of the UCC in a clearing corporation pursuant to Section 8-111 of the UCC, the rules of such clearing corporation may affect the rights of DTC or such securities intermediaries and the ownership interest of the Underwriters, (V) claims of creditors of DTC or any other securities intermediary or clearing corporation may be given priority to the extent set forth in Section 8-511(b) and 8-511(c) of the UCC and (VI) if at any time DTC or other securities intermediary does not have sufficient Securities to satisfy claims of all of its entitlement holders with respect thereto then all holders will share pro rata in the Securities then held by DTC or such securities intermediary.

(vii)

Absence of Manipulation.  The Selling Shareholder has not taken, and will not take, directly or indirectly, any action which is designed to or which constituted or would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of Regulation M under the 1934 Act.

(viii)

Absence of Further Requirements.  No filing with, or consent, approval, authorization, order, registration, qualification or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency, domestic or foreign, is necessary or required for the performance by the Selling Shareholder of its obligations hereunder or in the Power of Attorney, or in connection with the sale and delivery of the ADSs by the Selling Shareholder to be sold by the Selling Shareholder or the deposit of the Selling Shareholder Shares with the Depositary, the issuance of the ADSs by the Depositary, the delivery of the Securities to or for the account of the Underwriters, the purchase from the Selling Shareholder of the ADSs, the initial sale and delivery of the Securities to purchasers thereof by the Underwriters or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, the rules of the Nasdaq Global Market, state securities laws or the rules of FINRA.

(ix)No Registration or Other Similar Rights.  Except as has been validly waived or complied with in connection with the sale of the Securities contemplated hereby and as described in the Registration Statement, the General Disclosure Package and the Prospectus, the Selling Shareholder does not have any registration or other similar rights to have any equity or debt securities registered for sale by the Company under the Registration Statement or included in the offering contemplated by this Agreement.

(x)No Free Writing Prospectuses.  The Selling Shareholder has not prepared or had prepared on its behalf or used or referred to, any “free writing prospectus” (as defined in Rule 405), and has not distributed any written materials in connection with the offer or sale of the Securities.

(xi)No Association with FINRA.  Neither the Selling Shareholder nor any of its affiliates directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with any member firm of FINRA or is a person associated with a member (within the meaning of the FINRA By-Laws) of FINRA.

(xii)No Finder’s Fee. Except for this Agreement, there are no contracts, agreements or understandings between the Selling Shareholder and any person that would give rise to a valid claim against the Selling Shareholder or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with the sale of the Securities by the Selling Shareholder.

(xiii)FCPA.  None of the Selling Shareholder, any of its subsidiaries or, to the knowledge of the Selling Shareholder, any director, officer, agent, employee, affiliate or other person acting on behalf of the Selling Shareholder or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the FCPA, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Selling Shareholder and, to the knowledge of the Selling Shareholder, its affiliates have conducted their businesses in compliance with the FCPA to the extent applicable and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(xiv)  Anti-Money Laundering Laws.  The operations of the Selling Shareholder and its subsidiaries are and have been conducted at all times in compliance with Anti-Money Laundering Laws; and no action, suit or proceeding by or before any Governmental Authority involving the Selling Shareholder or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Selling Shareholder, threatened.

(xv)OFAC.  None of the Selling Shareholder, any of its subsidiaries or, to the knowledge of the Selling Shareholder, any director, officer, agent, employee, affiliate or  representative of the Selling Shareholder or any of its subsidiaries is a Person currently the subject or target of any  Sanctions, nor is the Selling Shareholder located, organized or resident in a country or territory that is the subject of comprehensive Sanctions; and the Selling Shareholder will not directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person that at the time of such funding is the subject of Sanctions, or in any country or territory, that, at the time of such funding, is the subject of  comprehensive Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(xvi)Material Information. As of the date hereof, as of the Applicable Time and as of the Closing Time, the sale of the Securities by the Selling Shareholder is not and will not be prompted by any material information concerning the Company which is not set forth in the Registration Statement, the General Disclosure Package or the Prospectus.

(xvii)No Underwriter Tax Liabilities. No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the government of the PRC, Hong Kong or the Cayman Islands or any political subdivision or taxing authority thereof or therein, in connection with: (A) the deposit with the Depositary of the Shares by the Selling Shareholder against the issuance of the Securities, (B) the sale and delivery by the Selling Shareholder of the Securities to or for the respective accounts of the several Underwriters, (C) the sale and delivery by the Underwriters of the Securities to the initial purchasers thereof in the manner contemplated by this Agreement, or (D) other than nominal stamp duty if this Agreement or any other documents to be furnished hereunder is executed in or brought into the Cayman Islands, this Agreement or any other documents to be furnished hereunder. This Section 1(b)(xvii) shall not apply to taxes on net income of an Underwriter imposed as a result of the Underwriter’s connection with the taxing jurisdiction other than a connection arising solely as a result of the transaction contemplated in this Agreement.

(c)Officer’s Certificates.  Any certificate duly signed by any authorized officer of the Company or any of its Subsidiaries or Affiliated Entities delivered to the Representative or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby; and any certificate duly signed by or on behalf of the Selling Shareholder as such and delivered to the Representative or to counsel for the Underwriters pursuant to the terms of this Agreement shall be deemed a representation and warranty by the Selling Shareholder to the Underwriters as to the matters covered thereby.

SECTION 2.Sale and Delivery to Underwriters; Closing.

(a)Initial Securities.  On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company and the Selling Shareholder, severally and not jointly, agree to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company and the Selling Shareholder, at the price per ADS set forth in Schedule A, that proportion of the number of Initial Securities set forth in Schedule B opposite the name of the Company or the Selling Shareholder, as the case may be, which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional number of Initial Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof, bears to the total number of Initial Securities, subject, in each case, to such adjustments among the Underwriters as BofAS in its sole discretion shall make to eliminate any sales or purchases of fractional ADSs.

(b)Option Securities.  In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the Underwriters, severally and not jointly, to purchase up to an additional 1,275,000 ADSs, as set forth in Schedule B, at the price per ADS set forth in Schedule A, less an amount per ADS equal to any dividends or distributions declared by the Company and payable on the Shares represented by the Initial Securities but not payable on the Shares represented by the Option Securities after taking into consideration the conversion ratio between the Company’s ADSs and Shares.  The option hereby granted may be exercised within 30 days of the date hereof and may be exercised in whole or in part at any time from time to time upon notice by the Representative to the Company setting forth the number of Option Securities as to which the several Underwriters are then exercising the option and the time and date of payment and delivery for such Option Securities.  Any such time and date of delivery (a “Date of Delivery”) shall be determined by the Representative, but shall not be later than seven full business days after the exercise of said option, nor in any event prior to the Closing Time.  If the option is exercised as to all or any portion of the Option Securities, each of the Underwriters, acting severally and not jointly, will purchase that proportion of the total number of Option Securities then being purchased which the number of Initial Securities set forth in Schedule A opposite the name of such Underwriter bears to the total number of Initial Securities, subject, in each case, to such adjustments as the Representative in its sole discretion shall make to eliminate any sales or purchases of fractional ADSs.

(c)Payment.  Payment of the purchase price for, and delivery of certificates or security entitlements for, the Initial Securities shall be made through the facilities of the DTC, or at such other place as shall be agreed upon by the Representative and the Company and the Selling Shareholder, at 9:00 A.M. (New York City time) on the second (third, if the pricing occurs after 4:30 P.M. (New York City time) on any given day) business day after the date hereof (unless postponed in accordance with the provisions of Section 10), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company and the Selling Shareholder (such time and date of payment and delivery being herein called “Closing Time”).

In addition, in the event that any or all of the Option Securities are purchased by the Underwriters, payment of the purchase price for, and delivery of certificates or security entitlements for, such Option Securities through the facilities of the DTC, or at such other place as shall be agreed upon by the Representative and the Company, on each Date of Delivery as specified in the notice from the Representative to the Company.

Payment shall be made to the Company and the Selling Shareholder by wire transfer of immediately available funds to the bank account(s) designated by the Company and the Selling Shareholder, as the case may be, against delivery to the Representative for the respective accounts of the Underwriters of certificates or security entitlements for the Securities to be purchased by them.  It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Initial Securities and the Option Securities, if any, which it has agreed to purchase.  BofAS, individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Initial Securities or the Option Securities, if any, to be purchased by any Underwriter whose funds have not been received by the Closing Time or the relevant Date of Delivery, as the case may be, but such payment shall not relieve such Underwriter from its obligations hereunder.

SECTION 3.Covenants of the Company and the Selling Shareholder.  Each of the Company and the Selling Shareholder covenants for itself only with each Underwriter as specifically set forth below:

(a)Compliance with Securities Regulations and Commission Requests.  The Company, subject to Section 3(b), will comply with the requirements of Rule 430B, and, during the period from the date hereof until the completion of the distribution of the Securities, will notify the Representative immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective or any amendment or supplement to the Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus, including any document incorporated by reference therein or for additional information, (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any post-effective amendment or of any order preventing or suspending the use of any preliminary prospectus or the Prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceedings for any of such purposes or of any examination pursuant to Section 8(d) or 8(e) of the 1933 Act concerning the Registration Statement and (v) if the Company becomes the subject of a proceeding under Section 8A of the 1933 Act in connection with the offering of the Securities.  The Company will effect all filings required under Rule 424(b), in the manner and within the time period required by Rule 424(b) (without reliance on Rule 424(b)(8)), and will take such steps as it deems necessary to ascertain promptly whether the form of prospectus transmitted for filing under Rule 424(b) was received for filing by the Commission and, in the event that it was not, it will promptly file such prospectus. During the period from the date hereof until the completion of the distribution of the Securities, the Company will make every reasonable effort to prevent the issuance of any stop order, prevention or suspension and, if any such order is issued, to obtain the lifting thereof at the earliest possible moment. The Company shall pay the required Commission filing fees relating to the Securities required under the 1933 Act Regulations.

(b)Continued Compliance with Securities Laws.  The Company will comply with the 1933 Act, the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Registration Statement, the General Disclosure Package and the Prospectus.  If at any time when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172 of the 1933 Act Regulations (“Rule 172”), would be) required by the 1933 Act to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the Company, to (i) amend the Registration Statement in order that the Registration Statement will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) amend or supplement the General Disclosure Package or the Prospectus in order that the General Disclosure Package or the Prospectus, as the case may be, will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or (iii) amend the Registration Statement or amend or supplement the General Disclosure Package or the Prospectus, as the case may be, in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the Company will promptly (A) give the Representative notice of such event, (B) prepare any amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement, the General Disclosure Package or the Prospectus comply with such requirements and, a reasonable amount of time prior to any proposed filing or use, furnish the Representative with copies of any such amendment or supplement and (C) file with the Commission any such amendment or supplement; provided that the Company shall not file or use any such amendment or supplement to which the Representative or counsel for the Underwriters shall reasonably object. The Company will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.  The Company has given the Representative notice of any filings made pursuant to the 1934 Act or the 1934 Act

Regulations within 48 hours prior to the Applicable Time; the Company will give the Representative notice of its intention to make any such filing from the Applicable Time to the Closing Time and will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall reasonably object.

(c)Delivery of Registration Statements.  The Company has furnished or will deliver to the Representative and counsel for the Underwriters, without charge, electronic copies of the Registration Statement as originally filed and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and electronic copies of all consents and certificates of experts, and will also deliver to the Representative, without charge, a conformed electronic copy of the Registration Statement as originally filed and each amendment thereto (without exhibits) for each of the Underwriters.  The copies of the Registration Statement and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S‑T.

(d)Delivery of Prospectuses.  The Company has delivered to each Underwriter, without charge, electronic copies of each preliminary prospectus, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act.  The Company will furnish to each Underwriter, without charge, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, electronic copies of the Prospectus (as amended or supplemented).  The Prospectus and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S‑T.

(e)Blue Sky Qualifications.  The Company will use its reasonably efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may reasonably designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject.

(f)Rule 158.  The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide to the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

(g)Use of Proceeds.  The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectus under “Use of Proceeds,” and will not invest, or otherwise use the proceeds received by the Company from its sale of the Securities in such a manner that would result in the Company being not in compliance with any applicable laws, rules and regulations of the State Administration of Foreign Exchange of the PRC.

(h)Listing.  The Company will use its best efforts to effect and maintain the listing of the Securities on the Nasdaq Global Market.

(i)Restriction on Sale of Securities.  During a period of 90 days from the date of this Agreement, the Company will not, without the prior written consent of BofAS, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any ADSs or Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares (including for the avoidance of doubt, Class B ordinary shares of the Company) or file any registration statement or make a confidential submission under the 1933 Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the ADSs or Ordinary Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of ADSs or Ordinary Shares or such other securities, in cash or otherwise or (iii) publicly announce the intention to do any of the foregoing in clauses (i) and (ii).  The foregoing sentence shall not apply to (A) the Securities to be sold hereunder, (B) any ADSs or Ordinary Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Prospectus, (C) any ADSs or Ordinary Shares issued or options to purchase ADSs or Ordinary Shares granted pursuant to the 2018 Plan or the Post-IPO Plan of the Company, each of which are referred to in the Registration Statement, the General Disclosure Package and the Prospectus or (D) any ADSs or Ordinary Shares issued pursuant to any non-employee director stock plan or dividend reinvestment plan referred to in the Registration Statement, the General Disclosure Package and the Prospectus.

(j)Reporting Requirements.  The Company, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and 1934 Act Regulations.

(k)Issuer Free Writing Prospectuses.  Each of the Company and the Selling Shareholder agrees that, unless it obtains the prior written consent of the Representative, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representative will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule C-2 hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Representative.  Each of the Company and the Selling Shareholder represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representative as an “issuer free writing prospectus,” as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping.  If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the General Disclosure Package or the Prospectus or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission.

(l)Certification Regarding Beneficial Owners.  The Selling Shareholder will deliver to the Representative, on the date of execution of this Agreement, a properly completed and executed Certification Regarding Beneficial Owners of Legal Entity Customers, together with copies of identifying documentation, and the Selling Shareholder undertake to provide such additional supporting documentation as the Representative may reasonably request in connection with the verification of the foregoing certification.

(m)Testing-the-Waters Materials.  If at any time following the distribution of any Written Testing-the-Waters Communication there occurred or occurs an event or development as a result of which such Written Testing-the-Waters Communication included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Written Testing-the-Waters Communication to eliminate or correct such untrue statement or omission.

(n)Emerging Growth Company Status. The Company will promptly notify the Representative if the Company ceases to be an Emerging Growth Company at any time prior to the later of (i) completion of the distribution of the Securities within the meaning of the Securities Act and (ii) completion of the 90-day restricted period referred to in Section 3(i).

(o)Deposit of Shares. Each of the Company and the Selling Shareholder agrees, prior to the Closing Time, and with respect to any Option Securities, the Company agrees prior to any Date of Delivery, to deposit their respective number of Shares with the Depositary in accordance with the provisions of the Deposit Agreement and otherwise to comply with the Deposit Agreement so that the Securities will be issued by the Depositary against receipt of such Shares and delivered to the Underwriters at the Closing Time or any Date of Delivery, as applicable.

(p)Indemnification. Each of the Company and the Selling Shareholder agrees to indemnify and hold each of the Underwriters harmless against any documentary, stamp or similar issuance or transfer taxes, duties or fees and any transaction levies, commissions or brokerage charges, including any interest and penalties, which are or may be required to be paid in connection with the creation, allotment, issuance, offer and the initial distribution of the respective Shares and ADSs to be sold by the Company and the Selling Shareholder pursuant to this Agreement and the execution and delivery of this Agreement and the Deposit Agreement.

(q)No Withholding. All amounts payable by the Company and the Selling Shareholder under this Agreement and in respect of the ADSs or the underlying Shares shall be made free and clear of and without withholding or deduction for or on account of any taxes imposed, assessed or levied by the PRC, Hong Kong, the Cayman Islands or any authority thereof or therein. In the event that any such withholding or deduction is required by law, the Company or the Selling Shareholder, as the case may be, shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(r)Avoidance of Judgment. (i) The Company shall not attempt to avoid any judgment in connection with this Agreement obtained by it, applied to it, or denied to it in a court of competent jurisdiction outside the Cayman Islands; (ii) following the consummation of the offering, the Company shall use its reasonable efforts to obtain and maintain all approvals required in the Cayman Islands to pay and remit outside the Cayman Islands all dividends declared by the Company and payable on the Ordinary Shares, if any; and (iii) the Company shall use its reasonable efforts to obtain and maintain all approvals, if any, required in the Cayman Islands for the Company to acquire sufficient foreign exchange for the payment of dividends and all other relevant purposes.

(s)Compliance with SAFE Rules. The Company shall comply with the applicable PRC Overseas Investment and Listing Regulations, and to use its reasonable efforts to cause holders of its ordinary shares that are, or that are directly or indirectly owned or controlled by, Chinese residents or Chinese citizens, to comply with the PRC Overseas Investment and Listing Regulations applicable to them, including, without limitation, requesting each such shareholder to complete any registration and other procedures required under applicable PRC Overseas Investment and Listing Regulations (including any applicable rules and regulations of the SAFE).

(t)Compliance with certain PRC laws and regulations. The Company shall implement and maintain reasonable measures in compliance with PRC laws and regulations concerning copyrights, information dissemination over the Internet, user privacy protection and advertising.

(u)Stop Transfer. The Company shall not permit, consent or otherwise provide instructions to the Company’s share registrar for the transfer of any Class A Ordinary Shares or Class B Ordinary Shares held by the persons listed on Schedule D hereto during the 90-day restricted period referred to in Section 3(i) without the prior written consent of the Representative, except in accordance with the terms of the lock-up agreements signed by each such persons.

(v) Use of Registration Statement. The Company shall not offer or sell any securities using, or otherwise use, the Registration Statement after the offering of the Securities.

SECTION 4.Payment of Expenses.

(a)Expenses.  The Company will pay or cause to be paid all expenses incident to the performance of their obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each preliminary prospectus, each Issuer Free Writing Prospectus and the Prospectus and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the certificates or security entitlements for the Securities to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Securities to the Underwriters as described in this Agreement, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(e) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith, (vi) the fees and expenses of any registrar for the Securities, and fees and expenses of the Depositary related to the Securities (including its counsel), (vii) the costs and expenses of the Company (including costs and expenses incurred by the Underwriters on behalf of the Company) relating to bookbuilding and investor presentations on any “road show” (including any NetRoadshow) undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review by FINRA of the terms of the sale of the Securities, (ix) the fees and expenses incurred in connection with the listing of the Securities on the Nasdaq Global Market, (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Underwriters caused by a breach of the representation contained in the third sentence of Section 1(a)(iii) and (xi) the fees and disbursements of the Underwriters’ counsels. Notwithstanding anything to the contrary herein, the total fees or expenses covered by (v), (vii), (viii) and (xi) hereof to be reimbursed to the Underwriters shall not exceed US$550,000.

(b)Expenses of the Selling Shareholder.  The Selling Shareholder will pay all expenses incident to the performance of its obligations under, and the consummation of the transactions contemplated by, this Agreement, including (i) any stamp and other duties and stock and other transfer taxes, if any, payable upon the sale of the Securities to the Underwriters as described in this Agreement, and (ii) the fees and disbursements of its counsel and other advisors.

(c)Termination of Agreement.  If this Agreement is terminated by the Representative in accordance with the provisions of Section 5, Section 9(a)(i) or (iii) or Section 10 hereof, the Company and the Selling Shareholder shall reimburse the Underwriters for all of their reasonable out‑of‑pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

(d)Allocation of Expenses.  The provisions of this Section shall not affect any agreement that the Company and the Selling Shareholder may make for the sharing of such costs and expenses.

SECTION 5.Conditions of Underwriters’ Obligations.  The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company and the Selling Shareholder contained herein or in certificates of any officer of the Company or any of its Subsidiaries and Affiliated Entities or on behalf of the Selling Shareholder delivered pursuant to the provisions hereof, to the performance by the Company and the Selling Shareholder of their respective covenants and other obligations hereunder, and to the following further conditions:

(a)Effectiveness of Registration Statement.  The Registration Statement, including any Rule 462(b) Registration Statement, has become effective and, at the Closing Time, no stop order suspending the effectiveness of the Registration Statement or any post-effective amendment thereto has been issued under the 1933 Act, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to the Company’s knowledge, contemplated; and the Company has complied with each request (if any) from the Commission for additional information. The Company shall have paid the required Commission filing fees relating to the Securities under the 1933 Act Regulations.

(b)Opinion of U.S. Counsel for Company.  At the Closing Time, the Representative shall have received the opinion and negative assurance letter, each dated the Closing Time, of Cleary, Gottlieb, Steen & Hamilton LLP, U.S. counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion and letter for each of the other Underwriters.

(c)Opinion of PRC Counsel for Company.  At the Closing Time, the Representative shall have received the opinion, dated the Closing Time, of Jingtian & Gongcheng Law Offices,
PRC counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters.

(d)Opinion of Cayman Islands Counsel for Company.  At the Closing Time, the Representative shall have received the opinion, dated the Closing Time, of Travers Thorp Alberga, Attorneys at Law, Cayman Islands counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters.

(e)Opinion of Hong Kong Counsel for Company.  At the Closing Time, the Representative shall have received the opinion, dated the Closing Time, of Cleary, Gottlieb, Steen & Hamilton LLP, Hong Kong counsel for the Company, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters.

At the request of the Company, the opinions of counsel for the Company described above (except for the opinion of the PRC counsel for the Company) shall be addressed to the Underwriters and shall so state therein.

(f)Opinion of U.S. Counsel for the Selling Shareholder.  At the Closing Time, the Representative shall have received the opinion, dated the Closing Time, of Cleary, Gottlieb, Steen & Hamilton LLP, U.S. counsel for the Selling Shareholder, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters.

(g)Opinion of Hong Kong Counsel for the Selling Shareholder.  At the Closing Time, the Representative shall have received the opinion, dated the Closing Time, of Cleary, Gottlieb, Steen & Hamilton (Hong Kong), Hong Kong counsel for the Selling Shareholder, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters.

(h)Opinion of U.S. Counsel for Underwriters.  At the Closing Time, the Representative shall have received the opinion and negative assurance letter, each dated the Closing Time, of Shearman & Sterling LLP, U.S. counsel for the Underwriters, together with signed or reproduced copies of such opinion and letter for each of the other Underwriters, in form and substance reasonably satisfactory to the Underwriters.

(i)Opinion of PRC Counsel for Underwriters.  At the Closing Time, the Representative shall have received the opinion, dated the Closing Time, of Fangda Partners, PRC counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance reasonably satisfactory to the Underwriters.

(j)Opinion of Counsel to the Depositary.  At the Closing Time, the Representative shall have received the opinion, dated the Closing Time, of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, together with signed or reproduced copies of such opinion for each of the other Underwriters, in form and substance reasonably satisfactory to counsel for the Underwriters.

(k)Officers’ Certificate.  At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries and Affiliated Entities considered as one enterprise, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of the Chief Executive Officer or the President of the Company and of the chief financial or chief accounting officer of the Company, dated the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties of the Company in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement under the 1933 Act has been issued, no order preventing or suspending the use of any preliminary prospectus or the Prospectus has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated.

(l)Officer’s Certificate. At the Closing Time, the Representative shall have received a certificate, dated such date, signed by the chief executive officer or the chief financial officer of the Company, with respect to such matters as the Representative may reasonably require.

(m)Certificate of Selling Shareholder.  At the Closing Time, the Representative shall have received (x) a certificate of the Selling Shareholder, dated the Closing Time, to the effect that (i) the representations and warranties of the Selling Shareholder in this Agreement are true and correct with the same force and effect as though expressly made at and as of the Closing Time and (ii) the Selling Shareholder has complied with all agreements and all conditions on its part to be performed under this Agreement at or prior to the Closing Time, and (y) a certificate, dated such date, signed by a director of the Selling Shareholder, with respect to such matters as the Representative may reasonably require.

(n)Chief Financial Officer’s Certificate. The Representative shall have received on the date hereof and the Closing Date, a certificate in the form of Exhibit A hereto, dated such date and signed by the chief financial officer of the Company.

(o)Accountant’s Comfort Letter.  At the time of the execution of this Agreement, the Representative shall have received from PricewaterhouseCoopers LLP, independent public accountants, a letter, dated such date, in form and substance reasonably satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectus.

(p)Bring-down Comfort Letter.  At the Closing Time, the Representative shall have received from PricewaterhouseCoopers LLP, independent public accountants, a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (o) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.

(q)Approval of Listing.  At the Closing Time, the Securities shall have been approved for listing on the Nasdaq Global Market, subject only to official notice of issuance.

(r)No Objection.  FINRA has confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements relating to the offering of the Securities.

(s)Deposit of Shares and Delivery of ADSs. The Depositary shall have furnished or caused to be furnished to the Representative at the Closing Time certificates reasonably satisfactory to the Representative evidencing the deposit with it of the Shares being so deposited against issuance of the ADSs to be delivered by the Company at the Closing Time, and the execution, countersignature (if applicable), issuance and delivery of such ADSs pursuant to the Deposit Agreement. The Selling Shareholder shall have delivered to the Representative through the facilities of the DTC the ADSs to be sold by the Selling Shareholders one business day prior to the Closing Time.

(t)Effective Deposit Agreement. The Deposit Agreement shall be in full force and effect.

(u)Lock-up Agreements.  At the date of this Agreement, the Representative shall have received an agreement substantially in the form of Exhibit B hereto signed by the persons listed on Schedule D hereto.

(v)Conditions to Purchase of Option Securities.  In the event that the Underwriters exercise their option provided in Section 2(b) hereof to purchase all or any portion of the Option Securities, the representations and warranties of the Company contained herein and the statements in any certificates furnished by the Company, any of its Subsidiaries and Affiliated Entities hereunder shall be true and correct as of each Date of Delivery and, at the relevant Date of Delivery, the Representative shall have received:

(i)

Officers’ Certificate.  A certificate, dated such Date of Delivery, of the chief executive officer of the Company and of the chief financial or chief accounting officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(k) hereof remains true and correct as of such Date of Delivery.

(ii)

Chief Financial Officer’s Certificate. A certificate, dated such Date of Delivery, of the chief financial officer of the Company and of the chief financial or chief accounting officer of the Company confirming that the certificate delivered at the Closing Time pursuant to Section 5(n) hereof remains true and correct as of such Date of Delivery.

(iii)

Opinion of Counsel for Company.  If requested by the Representative, the opinion of Cleary, Gottlieb, Steen & Hamilton LLP, U.S. counsel for the Company, together with the opinion of Jingtian & Gongcheng Law Offices, PRC counsel for the Company, and the opinion of Travers Thorp Alberga, Attorneys at Law, Cayman Islands counsel for the Company, each in form and substance reasonably satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Sections 5(b), (c), (d) and (e) hereof. At the request of the Company, the opinions of counsel for the Company described above (except for the opinion of the PRC counsel for the Company) shall be addressed to the Underwriters and shall so state therein.

(iv)

Opinion of Counsel for Underwriters.  If requested by the Representative, the opinion of Shearman & Sterling LLP, U.S. counsel for the Underwriters, together with the opinion of Fangda Partners, PRC counsel for the Underwriters, each dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Sections 5(h) and (i) hereof.

(v)

Opinion of Counsel to the Depositary.  If requested by the Representative, the opinion of Ziegler, Ziegler & Associates LLP, U.S. counsel to the Depositary, in form and substance reasonably satisfactory to counsel for the Underwriters, dated such Date of Delivery, relating to the Option Securities to be purchased on such Date of Delivery and otherwise to the same effect as the opinion required by Section 5(j) hereof.

(vi)

Bring-down Comfort Letter.  If requested by the Representative, a letter from PricewaterhouseCoopers LLP, independent public accountants, in form and substance reasonably satisfactory to the Representative and dated such Date of Delivery, substantially in the same form and substance as the letter furnished to the Representative pursuant to Section 5(o) hereof, except that the “specified date” in the letter furnished pursuant to this paragraph shall be a date not more than three business days prior to such Date of Delivery.

(w)Additional Documents.  At the Closing Time and at each Date of Delivery (if any) counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained.

(x)Termination of Agreement.  If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement, or, in the case of any condition to the purchase of Option Securities on a Date of Delivery which is after the Closing Time, the obligations of the several

Underwriters to purchase the relevant Option Securities, may be terminated by the Representative by notice to the Company and the Selling Shareholder (except that no such notice shall be given to the Selling Shareholder on any Date of Delivery) at any time at or prior to Closing Time or such Date of Delivery, as the case may be, and such  termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7, 8, 14, 15, 16 and 17 shall survive any such termination and remain in full force and effect.

SECTION 6.Indemnification.

(a)Indemnification of Underwriters by Company.  The Company agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) under the 1933 Act (each, an “Affiliate”)), its selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

(i)

against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any preliminary prospectus, any Issuer Free Writing Prospectus, any Written Testing-the-Waters Communication, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) or (B) in any materials or information provided to investors by, or with the written approval of, the Company in connection with the marketing of the offering of the Securities (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any preliminary prospectus, Issuer Free Writing Prospectus, any Written Testing-the-Waters Communication, the General Disclosure Package, the Prospectus (or any amendment or supplement thereto) or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii)

against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(e) below) any such settlement is effected with the written consent of the Company;

(iii)

against any and all expense whatsoever, as incurred (including the fees and disbursements of counsel chosen by BofAS to act for the indemnified parties), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(b)

Indemnification of Underwriters by Selling Shareholder. The Selling Shareholder agrees to indemnify and hold harmless each Underwriter, its Affiliates and selling agents and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act to the extent and in the manner set forth in clauses (a)(i), (ii) and (iii) above; provided that the Selling Shareholder shall be liable only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Registration Statement, any preliminary prospectus, the General Disclosure Package, the Prospectus (or any amendment or supplement thereto) or any Issuer Free Writing Prospectus in reliance upon and in conformity with the Selling Shareholder Information; provided, further, that the liability under this subsection of the Selling Shareholder shall be limited to an amount equal to the aggregate gross proceeds after underwriting commissions and discounts, but before expenses, to the Selling Shareholder from the sale of Securities sold by the Selling Shareholder hereunder.

(c)

Indemnification of Company, Directors and Officers and Selling Shareholder.  Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, and the Selling Shareholder, its directors, officers and each person, if any, who controls the Selling Shareholder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof pursuant to Rule 430B, the General Disclosure Package or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Underwriter Information.

(d)

Actions against Parties; Notification.  Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement.  In the case of parties indemnified pursuant to Sections 6(a) and 6(b) above, counsel to the indemnified parties shall be selected by BofAS to act for the indemnified parties, and, in the case of parties indemnified pursuant to Section 6(c) above, counsel to the indemnified parties shall be selected by the Company.  An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party.  In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances.  No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(e)

Settlement without Consent if Failure to Reimburse.  If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(f)	Other Agreements with Respect to Indemnification. The provisions of this Section shall not affect any agreement among the Company and the Selling Shareholder with respect to indemnification.

SECTION 7.Contribution.  If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Shareholder, on the one hand, and the Underwriters, on the other hand, from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Selling Shareholder, on the one hand, and of the Underwriters, on the other hand, in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company and the Selling Shareholder, on the one hand, and the Underwriters, on the other hand, in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses) received by the Company and the Selling Shareholder, on the one hand, and the total underwriting discount received by the Underwriters, on the other hand, in each case as set forth on the cover of the Prospectus, bear to the aggregate public offering price of the Securities as set forth on the cover of the Prospectus.

The relative fault of the Company and the Selling Shareholder, on the one hand, and the Underwriters, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Shareholder or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company, the Selling Shareholder and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7.  The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the underwriting commissions received by such Underwriter in connection with the Securities underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and each Underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company or the Selling Shareholder within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company or the Selling Shareholder, as the case may be.  The Underwriters’ respective obligations to contribute pursuant to this Section 7 are several in proportion to the number of Initial Securities set forth opposite their respective names in Schedule A hereto and not joint.

The provisions of this Section shall not affect any agreement among the Company and the Selling Shareholder with respect to contribution.

SECTION 8.Representations, Warranties and Agreements to Survive.  All representations, warranties and agreements contained in this Agreement or in certificates of officers of the Company or any of its Subsidiaries or Affiliated Entities or the Selling Shareholder submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of any Underwriter or its Affiliates or selling agents, any person controlling any Underwriter, its officers or directors, any person controlling the Company or any person controlling the Selling Shareholder and (ii) delivery of and payment for the Securities.

SECTION 9.Termination of Agreement.

(a)Termination.  The Representative may terminate this Agreement, by notice to the Company and the Selling Shareholder, at any time at or prior to the Closing Time (i) if there has been, in the judgment of the Representative, since the time of execution of this Agreement or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its Subsidiaries and Affiliated Entities considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in the United States, the PRC, Hong Kong, the Cayman Islands or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable or inadvisable to proceed with the completion of the offering or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission or the Nasdaq Global Market, or (iv) if trading generally on the NYSE MKT, the New York Stock Exchange, the Nasdaq Global Market, the Hong Kong Stock Exchange or other relevant exchanges has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other governmental authority, or (v) a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States, the PRC, Hong Kong, or the Cayman Islands or with respect to Clearstream or Euroclear systems in Europe, or (vi) if a banking moratorium has been declared by the New York States, the Unites States Federal, the PRC, Hong Kong or the Cayman Islands authorities, or (vii) in the judgment of the Representative, the Executive Orders (including any identification of prohibited transactions pursuant to Section 1(c) thereof by the Secretary of Commerce) or any other similar executive orders make it impracticable or inadvisable for any reason whatsoever for the Underwriters or the Company to proceed with the completion of the offering or to enforce contracts for the sale of the Securities.

(b)Liabilities.  If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7, 8, 14, 15, 16 and 17 shall survive such termination and remain in full force and effect.

SECTION 10.Default by One or More of the Underwriters.  If one or more of the Underwriters shall fail at the Closing Time or a Date of Delivery to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non‑defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24‑hour period, then:

(i)if the number of Defaulted Securities does not exceed 10% of the number of Securities to be purchased on such date, each of the non‑defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non‑defaulting Underwriters, or

(ii)if the number of Defaulted Securities exceeds 10% of the number of Securities to be purchased on such date, this Agreement or, with respect to any Date of Delivery which occurs after the Closing Time, the obligation of the Underwriters to purchase, and the Company to sell, the Option Securities to be purchased and sold on such Date of Delivery shall terminate without liability on the part of any non‑defaulting Underwriter.

No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

In the event of any such default which does not result in a termination of this Agreement or, in the case of a Date of Delivery which is after the Closing Time, which does not result in a termination of the obligation of the Underwriters to purchase and the Company to sell the relevant Option Securities, as the case may be, either the (i) Representative or (ii) the Company shall have the right to postpone Closing Time or the relevant Date of Delivery, as the case may be, for a period not exceeding seven days in order to effect any required changes in the Registration Statement, the General Disclosure Package or the Prospectus or in any other documents or arrangements.  As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 10.

SECTION 11.Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication.  Notices to the Underwriters shall be directed to BofAS at One Bryant Park, New York, New York 10036, attention of Syndicate Department (facsimile: (646) 855-3073), with a copy to ECM Legal (facsimile: (212) 230-8730); notices to the Company shall be directed to it at iClick Interactive Asia Group Limited, 15/F, Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, China, attention of Terence Li (email: Terence.li@i-click.com); and notices to the Selling Shareholder shall be directed to Sumitomo Corporation Equity Asia, Unit C3, 23/F, United Centre 95, Queensway, Hong Kong, attention of Shunsuke Nishimura (email: snishimura@scequity.com.hk).

SECTION 12.No Advisory or Fiduciary Relationship.  Each of the Company and the Selling Shareholder acknowledges and agrees that (a) the purchase and sale of the Securities pursuant to this Agreement, including the determination of the public offering price of the Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Company and the Selling Shareholder, on the one hand, and the several Underwriters, on the other hand, and does not constitute a recommendation, investment advice, or solicitation of any action by the Underwriters, (b) in connection with the offering of the Securities and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, any of and its Subsidiaries and Affiliated Entities or the Selling Shareholder, or its respective stockholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company or the Selling Shareholder with respect to the offering of the Securities or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company, any of its Subsidiaries or Affiliated Entities or the Selling Shareholder on other matters) and no Underwriter has any obligation to the Company or the Selling Shareholder with respect to the offering of the Securities except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of each of the Company and the Selling Shareholder, and (e) the Underwriters have not provided any legal, accounting, regulatory, investment or tax advice with respect to the offering of the Securities and each of the Company and the Selling Shareholder has consulted its own respective legal, accounting, financial, regulatory and tax advisors to the extent it deemed appropriate, and (f) none of the activities of the Underwriters in connection with the transactions contemplated herein constitutes a recommendation, investment advice or solicitation of any action by the Underwriters with respect to any entity or natural person.

SECTION 13.Recognition of the U.S. Special Resolution Regimes.

(a)In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)In the event that any Underwriter that is a Covered Entity or a BHC Act Affiliate of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

For purposes of this Section 13, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

SECTION 14.Parties.  This Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Company and the Selling Shareholder and their respective successors.  Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and the Selling Shareholder and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.  This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Company and the Selling Shareholder and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation.  No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

SECTION 15.Trial by Jury.  The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates), the Selling Shareholder and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 16.GOVERNING LAW.  THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK.

SECTION 17.Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  The Company irrevocably appoints Cogency Global Inc. as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York. The Selling Shareholder irrevocably appoints Cogency Global Inc. as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York. With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

SECTION 18.TIME. TIME SHALL BE OF THE ESSENCE IN THIS AGREEMENT. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

SECTION 19.Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

SECTION 20.Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 21.Judgment Currency. The obligation of the Company and the Selling Shareholder pursuant to this Agreement in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day, following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter hereunder, the Company and the Selling Shareholder agree, as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter hereunder, such Underwriter agrees to pay to the Company or the Selling Shareholder, as the case may be, an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

SECTION 22.Actions by the Representative. The Representative will act for the several Underwriters in connection with the transactions contemplated by this Agreement, and any actions under this  Agreement taken by the Representative will be binding upon all the Underwriters.

SECTION 23.Partial Unenforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

SECTION 24.Entire Agreement. This Agreement supersedes all prior agreements and understandings (whether written or oral) among the Company, the Selling Shareholder and the Underwriters, with respect to the subject matter hereof.

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company and the Attorney-in-Fact for the Selling Shareholder a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters, the Company and the Selling Shareholder in accordance with its terms.

Very truly yours,

iClick Interactive Asia Group Limited

By	/s/ Terence Li Title: Chief Financial Officer

Sumitomo Corporation Equity Asia Limited

By /s/ Terence Li	As Attorney-in-Fact acting on behalf of the Selling Shareholder named in Schedule B hereto

CONFIRMED AND ACCEPTED,
as of the date first above written:

By: BOFA SECURITIES, INC.

By /s/ Tucker Highfield

Authorized Signatory

For itself and as Representative of the other Underwriters named in Schedule A hereto.

SCHEDULE A

The initial public offering price per ADS for the Securities shall be US$8.50 (the “Initial Public Offering Price”).

The purchase price per ADS to be paid by the several Underwriters shall be US$8.0325, being an amount equal to the Initial Public Offering Price set forth above less US$0.4675 per ADS, subject to adjustment in accordance with Section 2(b) for dividends or distributions declared by the Company and payable on the Initial Securities but not payable on the Option Securities, except for 117,646 ADSs to be subscribed or purchased by Wing Hong Sammy Hsieh, Jian Tang and Terence Li, with respect to which the purchase price shall be the Initial Public Offering Price.

Name of Underwriter	Number of Initial Securities

BofA Securities, Inc.	3,519,000
China Renaissance Securities (Hong Kong) Limited	2,550,000
ICBC International Securities Limited	1,215,500
A.G.P./Alliance Global Partners	1,215,500
The Benchmark Company, LLC	1
Total	8,500,001

Sch A-1

SCHEDULE B

	Number of Initial Securities to be Sold	Maximum Number of Option Securities to Be Sold
iClick Interactive Asia Group Limited	6,877,214	1,275,000
Sumitomo Corporation Equity Asia Limited	1,622,787	-
Total	8,500,001	1,275,000

Sch B - 1

SCHEDULE C-1

Pricing Terms

1.The Company and the Selling Shareholder are selling 8,500,001 ADSs.

2.The Company has granted an option to the Underwriters, severally and not jointly, to purchase up to an additional 1,275,000 ADSs.

3.The initial public offering price per ADS shall be US$8.50.

SCHEDULE C-2

Free Writing Prospectuses

None.

SCHEDULE C-3

Written Testing-the-Waters Communications

Investor presentation used on each of August 31, 2020 and September 1, 2020.

Sch C - 1

SCHEDULE D

List of Persons and Entities Subject to Lock-up

Wing Hong Sammy Hsieh

Jian Tang

Lub Bun Chong

Matthew Chu Pong Fong

Dylan Huang

Honnus Cheung

James Kim

Terence Li

Bubinga Holdings Limited

Igomax Inc.

Sch D - 1

SCHEDULE E-1

Subsidiaries of the Company

Name		Place of Incorporation
1.	Optimix Media Asia Limited	Hong Kong

2.	iClick Interactive Asia Limited	Hong Kong

3.	Performance Media Group Limited	Hong Kong

4.	Digital Marketing Group Limited	Hong Kong

5.	Tetris Media Limited	Hong Kong

6.	China Search (Asia) Limited	Hong Kong

7.	OptAim (HK) Limited	Hong Kong

8.	Diablo Holdings Corporation	British Virgin Islands

9.	Harmanttan Capital Holdings Corporation	British Virgin Islands

10.	OptAim Ltd.	Cayman Islands

11.	iClick Interactive (Singapore) Pte. Ltd.	Singapore

12.	iClick Data Technology (Beijing) Limited	PRC

13.	OptAim (Beijing) Information Technology Co., Ltd.	PRC

14.	Tetris Media (Shanghai) Co. Ltd.	PRC

15.	Changyi (Shanghai) Information Technology Co., Ltd.	PRC

16.	Search Asia Technology (Shenzhen) Ltd.	PRC

17.	Anhui Zhiyunzhong Information Technology Co., Ltd.	PRC

18.	Xi'an Changzhan Information Technology Ltd.	PRC

19.	Optimal Power Limited	British Virgin Islands

20.	Dragon Force Global Limited	British Virgin Islands

21.	Full Lucky International Limited	Hong Kong

Sch E-1

SCHEDULE E-2

Affiliated Entities of the Company

Name	Place of Incorporation
1. Beijing OptAim Network Technology Co., Ltd.	PRC

2. Zhiyunzhong (Shanghai) Technology Co., Ltd.	PRC

3. Shanghai Myhayo Technology Co., Ltd.	PRC

4. Anhui Myhayo Technology Co., Ltd.	PRC

Sch E-2

Exhibit A

FORM OF CHIEF EXECUTIVE OFFICER CERTIFICATE

[•], 2020

Reference is made to the underwriting agreement (the “Underwriting Agreement”) dated September 2, 2020, between iClick Interactive Asia Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the Selling Shareholder and the Representative on behalf of the Underwriters.  Capitalized terms not defined in this certificate have the meanings given to such terms in the Underwriting Agreement.  This certificate is delivered pursuant to Section [6(n)][6(v)(iii)] of the Underwriting Agreement.

In connection with the offering by the Company and the Selling Shareholder an aggregate of the Company’s 8,500,001 American Depositary Shares (the “Securities”), the undersigned hereby certify that in his capacity as Chief Financial Officer of the Company, he is duly authorized to execute and deliver this Officer’s Certificate AND HEREBY REPRESENT AND CERTIFY ON BEHALF OF THE COMPANY THAT:

(1)

The undersigned is responsible for financial and accounting matters of the Company and is familiar with the accounting, operations, records systems and internal controls, disclosure controls and procedures of the Company, and has supervised and participated in the preparation of the General Disclosure Package and the Prospectus, reviewed the disclosure in the General Disclosure Package [and the Prospectus] and performed relevant procedures on the information identified and circled by you in the General Disclosure Package [and the Prospectus] attached hereto as Schedule A.

(2)	The information identified and circled in the attached Schedule A (x) has been computed or derived from the Company’s books and records and (y) is accurate in all material respects.

(3)

The preparation and management review of such information has been subject to the above mentioned disclosure controls and procedures in paragraph (1), the results of which indicated that such information is in agreement with the corresponding data and other records maintained by the Company (giving effect to rounding where applicable).

(4)

As of [    ] [Date that is 3 BD prior to the date hereof], there are no decreases in net current assets or shareholders’ equity of the Company and its Subsidiaries and Affiliated Entities as compared with the amounts shown on the unaudited condensed consolidated balance sheet as of June 30, 2020 of the Company and its Subsidiaries and Affiliated Entities.

(5)

For the period from July 1, 2020 to [    ] [Date that is 3 BD prior to the date hereof], as compared with the corresponding period in 2019, there is no material decrease in net revenues of the Company and its Subsidiaries and Affiliated Entities.

(6)

For the period from July 1, 2020 to July 31, 2020, as compared with the corresponding period in 2019, there is no material increase in net loss of the Company and its Subsidiaries and Affiliated Entities.

Sch E-1

This certificate is to assist the Underwriters in conducting and documenting their investigation of the affairs of the Company in connection with the offering of the Securities covered by the General Disclosure Package [and the Prospectus].

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sch E-2

Dated as of the date first written above.

iCLICK INTERACTIVE ASIA GROUP LIMITED
By
Name:
Title: Chief Financial Officer

Exh A-1

Exhibit B

FORM OF LOCK-UP LETTER

[●], 2020

BofA Securities, Inc.

  as Representative of the several
  Underwriters to be named in the
  within‑mentioned Underwriting Agreement
c/o  BofA Securities, Inc.

One Bryant Park
New York, New York  10036

Re:Proposed Public Offering by iClick Interactive Asia Group Limited

Dear Sirs:

The undersigned, a shareholder and/or ADS holder and/or an officer and/or director of iClick Interactive Asia Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), understands that BofA Securities, Inc. (“BofAS”), China Renaissance Securities (Hong Kong) Limited, ICBC International Securities Limited and A.G.P./Alliance Global Partners (the “Underwriters”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company and the selling shareholder named therein providing for the public offering of American Depositary Shares (“ADSs”) of the Company (the “Public Offering”), representing the Company’s Class A ordinary shares, par value US$0.001 per share (the “Ordinary Shares”).

In recognition of the benefit that such an offering will confer upon the undersigned as a shareholder and/or ADS holder and/or an officer and/or director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each underwriter to be named in the Underwriting Agreement that, during the period beginning on the date hereof and ending on the date that is 90 days from the date of the Underwriting Agreement (subject to extensions as discussed below), the undersigned will not, without the prior written consent of BofAS, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of the Company’s ADSs or Ordinary Shares or any securities convertible into or exercisable or exchangeable for ADSs or Ordinary Shares (including for the avoidance of doubt, Class B ordinary shares of the Company), whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-up Securities, or file or cause to be filed or make a confidential submission of any registration statement in connection therewith, under the Securities Act of 1933, as amended, provided that the Lock-up Securities do not include any of the Company’s ADSs (including any Ordinary Shares or any securities convertible into or exercisable or exchangeable for such ADSs) subscribed for by the undersigned in the Public Offering, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of ADSs or Ordinary Shares or other securities, in cash or otherwise, or (iii) publicly disclose the intention to do any of the foregoing described in clauses (i) or (ii) above.

Exh B-1

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may, without the prior written consent of BofAS:

SECTION 25.transfer the Lock-Up Securities, provided that (1) BofAS receives a signed lock-up agreement for the balance of the lockup period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer shall not involve a disposition for value, (3) such transfers are not required to be reported with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended, and (4) the undersigned does not otherwise voluntarily effect any public filing or report regarding such transfers:

(i)	as a bona fide gift or gifts; or
(ii)

to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); or

(iii)	as a distribution to limited partners or stockholders of the undersigned; or
(iv)	to the undersigned’s affiliates or to any investment fund or other entity controlled or managed by the undersigned.

SECTION 26.(1) exercise any rights to purchase, exchange or convert any stock options or warrants granted to the undersigned pursuant to the Company’s share incentive plans disclosed in the prospectus related to the Public Offering or any supplement thereto or (2) exercise employee share awards pursuant to the Company’s share incentive plans disclosed in the prospectus related to the Public Offering or any supplement thereto and purchase or acquire Ordinary Shares or ADSs pursuant to the exercise of such share awards; provided that for the avoidance of doubt, the underlying Ordinary Shares or ADSs, as applicable, continue to be subject to the restrictions on transfer set forth in this lock-up agreement.

Furthermore, the undersigned may sell ADSs or Ordinary Shares of the Company purchased by the undersigned on the open market following the Public Offering if and only if (i) such sales are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the offering of the securities and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

This agreement shall be governed by and construed in accordance with the laws of the State of New York.

Very truly yours,

Signature:

Print Name:

Exh B-2